Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q2 2024
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Corporation (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 26.6% economic interest in Brookfield Infrastructure on a fully exchanged basis. Brookfield Infrastructure has appointed Brookfield as its Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	7	$1,326	$1,857
Financial assets	7	915	934
Accounts receivable and other	7	4,467	4,676
Inventory		477	512
Assets classified as held for sale	4	270	—
Current assets		7,455	7,979
Property, plant and equipment	8	50,316	48,546
Intangible assets	9	14,187	15,845
Investments in associates and joint ventures	10	5,635	5,402
Investment properties		4,549	4,333
Goodwill	6	14,108	14,488
Financial assets	7	803	607
Other assets		3,724	3,477
Deferred income tax asset		115	107
Total assets		$100,892	$100,784

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7	$5,197	$5,402
Corporate borrowings	7,11	986	1,517
Non-recourse borrowings	7,11	2,643	4,442
Financial liabilities	7	311	344
Liabilities directly associated with assets classified as held for sale	4	70	—
Current liabilities		9,207	11,705
Corporate borrowings	7,11	4,098	3,394
Non-recourse borrowings	7,11	42,032	36,462
Financial liabilities	7	2,452	2,531
Other liabilities		5,479	4,753
Deferred income tax liability		7,495	7,903
Preferred shares	7	20	20
Total liabilities		70,783	66,768

Partnership capital
Limited partners	16	4,898	5,321
General partner	16	27	28
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	16	2,011	2,190
BIPC exchangeable shares	16	1,411	1,533
Exchangeable units(1)	16	66	72
Perpetual subordinated notes	16	293	293
Interest of others in operating subsidiaries		20,485	23,661
Preferred unitholders	16	918	918
Total partnership capital		30,109	34,016
Total liabilities and partnership capital		$100,892	$100,784
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2024	2023	2024	2023
Revenues	14	$5,138	$4,256	$10,325	$8,474
Direct operating costs	8,9,15	(3,875)	(3,280)	(7,788)	(6,509)
General and administrative expenses		(92)	(109)	(189)	(212)
		1,171	867	2,348	1,753
Interest expense		(826)	(567)	(1,620)	(1,135)
Share of earnings from investments in associates and joint ventures	10	95	273	136	376
Mark-to-market (losses) gains	7	(42)	87	(38)	(7)
Other (expenses) income		(133)	295	265	200
Income before income tax		265	955	1,091	1,187
Income tax (expense) recovery
Current		(132)	(144)	(294)	(276)
Deferred		51	(38)	201	5
Net income		$184	$773	$998	$916

Attributable to:
Limited partners		$(38)	$186	$18	$161
General partner		73	67	147	132
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(16)	77	7	66
BIPC exchangeable shares		(11)	45	5	39
Exchangeable units(1)		—	3	1	3
Interest of others in operating subsidiaries		176	395	820	515
Basic and diluted (loss) income per limited partner unit:	16	$(0.10)	$0.38	$—	$0.31
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q2 2024 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2024	2023	2024	2023
Net income		$184	$773	$998	$916
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of asset retirement obligation		1	—	(13)	(3)
Unrealized actuarial (losses) gains		(1)	—	34	14
Taxes on the above items		—	—	(6)	(4)
Share of (losses) income from investments in associates and joint ventures	10	(1)	2	(3)	2
		(1)	2	12	9
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(145)	541	(586)	743
Cash flow hedge	7	13	40	189	(64)
Net investment hedge	7	11	(12)	18	(19)
Taxes on the above items		8	(38)	2	8
Share of income (losses) from investments in associates and joint ventures	10	15	11	126	(153)
		(98)	542	(251)	515
Total other comprehensive (loss) income		(99)	544	(239)	524
Comprehensive income		$85	$1,317	$759	$1,440

Attributable to:
Limited partners		$(72)	$299	$(40)	$216
General partner		73	68	147	133
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(30)	125	(17)	89
BIPC exchangeable shares		(21)	72	(12)	52
Exchangeable units(1)		—	4	1	4
Interest of others in operating subsidiaries		135	749	680	946
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED June 30, 2024 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at March 31, 2024	$6,200	$(3,387)	$1,697	$652	$5,162	$28	$2,122	$1,488	$69	$22,543	$293	$918	$32,623
Net (loss) income	—	(38)	—	—	(38)	73	(16)	(11)	—	176	—	—	184
Other comprehensive loss	—	—	—	(34)	(34)	—	(14)	(10)	—	(41)	—	—	(99)
Comprehensive income (loss)	—	(38)	—	(34)	(72)	73	(30)	(21)	—	135	—	—	85
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(187)	—	—	(187)	(74)	(78)	(53)	(2)	—	—	—	(394)
Partnership preferred distributions(3)	—	(10)	—	—	(10)	—	(4)	(3)	—	—	—	—	(17)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(732)	—	—	(732)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(849)	—	—	(849)
Other items(2),(4)	1	—	1	—	2	—	1	—	(1)	(612)	—	—	(610)
Balance as at June 30, 2024	$6,204	$(3,622)	$1,698	$618	$4,898	$27	$2,011	$1,411	$66	$20,485	$293	$918	$30,109
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Principally comprised of the deconsolidation of our non-controlling interest in our Peruvian toll road operation. Refer to Note 19, Related Party Transactions.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q2 2024 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED June 30, 2023 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(6)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at March 31, 2023	$6,099	$(2,866)	$1,456	$423	$5,112	$25	$2,149	$1,225	$68	$18,522	$293	$918	$28,312
Net income	—	186	—	—	186	67	77	45	3	395	—	—	773
Other comprehensive income	—	—		113	113	1	48	27	1	354	—	—	544
Comprehensive income	—	186	—	113	299	68	125	72	4	749	—	—	1,317
Unit issuance(2)	2	—	—	—	2	—	—	—	—	—	—	—	2
Partnership distributions(3)	—	(175)	—	—	(175)	(67)	(75)	(42)	(2)	—	—	—	(361)
Partnership preferred distributions(3)	—	(10)	—	—	(10)	—	(4)	(2)	—	—	—	—	(16)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	158	—	—	158
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(372)	—	—	(372)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(417)	—	—	(417)
Other items(2)	1	18	—	(18)	1	—	—	1	(2)	—	—	—	—
Balance as at June 30, 2023	$6,102	$(2,847)	$1,456	$518	$5,229	$26	$2,195	$1,254	$68	$18,640	$293	$918	$28,623
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Refer to Note 5, Disposition of Businesses.
6.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE SIX-MONTH PERIOD ENDED June 30, 2024 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2023	$6,196	$(3,246)	$1,695	$676	$5,321	$28	$2,190	$1,533	$72	$23,661	$293	$918	$34,016
Net income	—	18	—	—	18	147	7	5	1	820	—	—	998
Other comprehensive income	—	—	—	(58)	(58)	—	(24)	(17)	—	(140)	—	—	(239)
Comprehensive income	—	18	—	(58)	(40)	147	(17)	(12)	1	680	—	—	759
Unit issuance(2)	6	—	—	—	6	—	—	—	—	—	—	—	6
Partnership distributions(3)	—	(374)	—	—	(374)	(148)	(156)	(106)	(4)	—	—	—	(788)
Partnership preferred distributions(3)	—	(20)	—	—	(20)	—	(8)	(6)	—	—	—	—	(34)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	(2,105)	—	—	(2,105)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,139)	—	—	(1,139)
Other items(2),(4)	2	—	3	—	5	—	2	2	(3)	(612)	—	—	(606)
Balance as at June 30, 2024	$6,204	$(3,622)	$1,698	$618	$4,898	$27	$2,011	$1,411	$66	$20,485	$293	$918	$30,109
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Principally comprised of the deconsolidation of our non-controlling interest in our Peruvian toll road operation. Refer to Note 19, Related Party Transactions.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q2 2024 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE SIX-MONTH PERIOD ENDED June 30, 2023 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares	Non-controlling interest –Exchangeable units(6)	Non-controlling interest – in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2022	$6,092	$(2,657)	$1,456	$481	$5,372	$27	$2,263	$1,289	$72	$15,320	$293	$918	$25,554
Net income	—	161	—	—	161	132	66	39	3	515	—	—	916
Other comprehensive income	—	—	—	55	55	1	23	13	1	431	—	—	524
Comprehensive income	—	161	—	55	216	133	89	52	4	946	—	—	1,440
Unit issuance(2)	8	—	—	—	8	—	—	—	—	—	—	—	8
Partnership distributions(3)	—	(350)	—	—	(350)	(134)	(149)	(84)	(5)	—	—	—	(722)
Partnership preferred distributions(3)	—	(19)	—	—	(19)	—	(8)	(4)	—	—	—	—	(31)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	3,789	—	—	3,789
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(372)	—	—	(372)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,043)	—	—	(1,043)
Other items(2)	2	18	—	(18)	2	—	—	1	(3)	—	—	—	—
Balance as at June 30, 2023	$6,102	$(2,847)	$1,456	$518	$5,229	$26	$2,195	$1,254	$68	$18,640	$293	$918	$28,623
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Refer to Note 5, Disposition of Businesses.
6.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2024	2023	2024	2023
Operating Activities
Net income		$184	$773	$998	$916
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	10	(11)	109	2	161
Depreciation and amortization expense	8,9,15	882	632	1,818	1,277
Mark-to-market, provisions and other	7	69	(309)	(284)	(108)
Deferred income tax (recovery) expense		(51)	38	(201)	(5)
Changes in non-cash working capital, net		(16)	(273)	(435)	(754)
Cash from operating activities		1,057	970	1,898	1,487

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	—	(78)	(708)	(4,777)
Disposal of subsidiaries, net of cash disposed	5	27	602	77	602
Investments in associates and joint ventures	10	(350)	—	(350)	(702)
Disposal of investments in associates and joint ventures	10	—	672	—	672
Purchase of long-lived assets	8,9	(991)	(572)	(2,562)	(1,070)
Disposal of long-lived assets	8,9	129	65	217	74
Purchase of financial assets		(209)	(111)	(387)	(343)
Sale of financial assets		303	166	504	519
Net settlement of foreign exchange hedging items	7	(14)	1	(9)	—
Other investing activities(1)	19	(82)	15	(128)	(668)
Cash (used by) from investing activities		(1,187)	760	(3,346)	(5,693)

Financing Activities
Distributions to general partner	17	(74)	(67)	(148)	(134)
Distributions to other unitholders	17	(337)	(310)	(674)	(619)
Subsidiary distributions to non-controlling interest		(405)	(417)	(669)	(653)
Capital provided (to) by non-controlling interest		(732)	(344)	(2,105)	2,897
Proceeds from corporate borrowings	11	153	—	153	—
Repayment of corporate borrowings	11	—	—	(531)	—
Net (repayment) proceeds from commercial paper program	11	5	225	(3)	477
Proceeds from corporate credit facility	11	1,043	1,268	2,134	3,057
Repayment of corporate credit facility	11	(1,025)	(1,433)	(1,491)	(2,576)
Proceeds from non-recourse borrowings	11	6,037	2,093	11,830	6,581
Repayment of non-recourse borrowings	11	(4,608)	(2,081)	(6,872)	(4,035)
Partnership units issued	16	3	2	6	8
Lease liability repaid		(98)	(59)	(228)	(122)
Other financing activities		(38)	(792)	(421)	(659)
Cash (used by) from financing activities		(76)	(1,915)	981	4,222

Cash and cash equivalents
Change during the period		(206)	(185)	(467)	16
Cash reclassified as assets held for sale		—	—	—	(6)
Impact of foreign exchange on cash and other		(48)	50	(64)	91
Balance, beginning of period		1,580	1,515	1,857	1,279
Balance, end of period		$1,326	$1,380	$1,326	$1,380
1.Other investing activities include the removal of cash on hand at our Peruvian toll road operation of $104 million following the deconsolidation of our Peruvian toll road operations. Please refer to Note 19 Related Party Transactions for further details.

The accompanying notes are an integral part of the financial statements.
Q2 2024 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in the Americas, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2023. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year-ended December 31, 2023 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on August 9, 2024.
b) Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements as of and for the year-ended December 31, 2023. As disclosed in our 2023 annual consolidated financial statements, our partnership uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
c) Recently adopted accounting standards
International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the period ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
The amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, and has been adopted as of this date. The amendment did not have a material impact on the financial position of the partnership.
10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$658	$650	$389	$213	$—	$1,910	$(511)	$3,739	$5,138
Costs attributed to revenues(2)	(351)	(225)	(162)	(74)	—	(812)	153	(2,334)	(2,993)
General and administrative expenses	—	—	—	—	(92)	(92)	—	—	(92)
Other (expense) income	(30)	(6)	(1)	1	48	12	14	(82)	(56)
Interest expense	(97)	(100)	(83)	(62)	(68)	(410)	99	(515)	(826)
FFO	180	319	143	78	(112)	608
Depreciation and amortization expense						(411)	118	(589)	(882)
Deferred taxes						(2)	(12)	65	51
Mark-to-market and other						(187)	44	(108)	(251)
Share of earnings from associates						—	95	—	95
Net income attributable to non-controlling interest						—	—	(176)	(176)
Net income attributable to partnership(3)						$8	$—	$—	$8

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$669	$492	$426	$175	$—	$1,762	$(565)	$3,059	$4,256
Costs attributed to revenues(2)	(333)	(209)	(196)	(62)	—	(800)	213	(2,061)	(2,648)
General and administrative expenses	—	—	—	—	(109)	(109)	—	—	(109)
Other (expense) income	(27)	(2)	(5)	(3)	52	15	12	(91)	(64)
Interest expense	(85)	(82)	(64)	(38)	(47)	(316)	95	(346)	(567)
FFO	224	199	161	72	(104)	552
Depreciation and amortization expense						(346)	121	(407)	(632)
Deferred taxes						(21)	(2)	(15)	(38)
Mark-to-market and other						193	(147)	256	302
Share of earnings from associates						—	273	—	273
Net income attributable to non-controlling interest						—	—	(395)	(395)
Net income attributable to partnership(3)						$378	$—	$—	$378
Q2 2024 INTERIM REPORT 11

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,317	$1,264	$850	$422	$—	$3,853	$(985)	$7,457	$10,325
Costs attributed to revenues(2)	(694)	(438)	(367)	(153)	—	(1,652)	291	(4,609)	(5,970)
General and administrative expenses	—	—	—	—	(189)	(189)	—	—	(189)
Other (expense) income	(67)	(14)	(5)	7	94	15	33	(177)	(129)
Interest expense	(186)	(191)	(165)	(130)	(132)	(804)	191	(1,007)	(1,620)
FFO	370	621	313	146	(227)	1,223
Depreciation and amortization expense						(840)	224	(1,202)	(1,818)
Deferred taxes						21	(4)	184	201
Mark-to-market and other						(226)	114	174	62
Share of earnings from associates						—	136	—	136
Net income attributable to non-controlling interest						—	—	(820)	(820)
Net income attributable to partnership(3)						$178	$—	$—	$178

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$1,305	$966	$901	$350	$—	$3,522	$(1,115)	$6,067	$8,474
Costs attributed to revenues(2)	(655)	(411)	(399)	(130)	—	(1,595)	421	(4,058)	(5,232)
General and administrative expenses	—	—	—	—	(212)	(212)	—	—	(212)
Other (expense) income	(53)	(6)	(13)	1	85	14	22	(164)	(128)
Interest expense	(165)	(158)	(130)	(79)	(91)	(623)	188	(700)	(1,135)
FFO	432	391	359	142	(218)	1,106
Depreciation and amortization expense						(690)	237	(824)	(1,277)
Deferred taxes						(23)	2	26	5
Mark-to-market and other						8	(131)	168	45
Share of earnings from associates						—	376	—	376
Net income attributable to non-controlling interest						—	—	(515)	(515)
Net income attributable to partnership(3)						$401	$—	$—	$401
1.The above tables reconcile Brookfield Infrastructure’s share of results to our partnership’s unaudited interim condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 15, Direct Operating Costs, for further details.
3.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
AS OF JUNE 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$8,856	$12,011	$9,583	$8,659	$(2,133)	$36,976	$(7,548)	$62,681	$8,783	$100,892

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$9,035	$11,840	$9,918	$7,511	$(2,480)	$35,824	$(7,580)	$62,732	$9,808	$100,784
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
Q2 2024 INTERIM REPORT 13

4. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
On January 12, 2024, in connection with a recently completed acquisition, our North American retail colocation data center operation agreed to the sale of one of its data centers. The data center continues to be classified as held for sale as at June 30, 2024. Refer to Note 6. Acquisition of Businesses, for further details.
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	June 30, 2024
Assets
Accounts receivable and other current assets	9
Property, plant and equipment	85
Intangible assets	171
Other assets	5
Total assets classified as held for sale	$270

Liabilities
Accounts payable and other liabilities	$27
Deferred income tax liability	43
Total liabilities directly associated with assets classified as held for sale	70
Net assets classified as held for sale	$200

5. DISPOSITION OF BUSINESSES
Dispositions Completed in 2024
a) Disposition of a subsidiary of our Australian port operation
During the first and second quarters of 2024, our Australian port operation sold interests in several of its subsidiaries. The sales resulted in net proceeds of approximately $20 million (Australian port operation consortium of approximately $75 million). Our partnership recognized a gain on sale of approximately $6 million (Australian port operation consortium total of approximately $25 million) in other income (expense) on the Consolidated Statement of Operating Results.
Dispositions Completed in 2023
a) Partial disposition of our Indian telecom tower operation
During the third quarter of 2023, our partnership sold a portion of its interest in our Indian telecom tower operation. The sale resulted in net proceeds of approximately $35 million to the partnership (Indian telecom tower operation consortium of approximately $124 million). Our partnership recognized a gain on sale of approximately $20 million directly in equity in the Consolidated Statement of Partnership Capital.
b) Disposition of our Indian toll roads operation
On June 15, 2023, Brookfield Infrastructure, alongside institutional partners (collectively, the “Indian toll roads consortium”) completed the sale of its interest in its Indian toll roads operation. The sale resulted in net proceeds of approximately $180 million (Indian toll road consortium total of approximately $600 million). Our partnership recognized a gain on sale of approximately $100 million (Indian toll roads consortium total of approximately $340 million) in other income (expense) on the Consolidated Statement of Operating Results.
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

6. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2024
(a) Acquisition of a North American Retail Colocation Data Center Business
On January 12, 2024, Brookfield Infrastructure, through our North American retail colocation data center operation subsidiary, completed the acquisition of Cyxtera Technologies Inc. for $0.8 billion. Brookfield Infrastructure consolidated the entity effective January 12, 2024 with the partnership having an effective 29% interest in Cyxtera through our existing interest in our North American retail colocation data center operation. Upon closing of the acquisition, Brookfield Infrastructure recorded a bargain purchase gain of $0.6 billion ($0.2 billion to the partnership) in other income (expense) within the Consolidated Statement of Operating Results, as the net assets acquired of $1.4 billion exceeded the purchase price of $0.8 billion. Acquisition costs of approximately $50 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$803
Total consideration	$803
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$95
Accounts receivable and other	134
Property, plant and equipment	2,444
Intangible assets	288
Assets held for sale(2)	270
Accounts payable and other liabilities	(252)
Lease liabilities	(1,330)
Liabilities held for sale(2)	(70)
Deferred income tax liabilities	(205)
Net assets acquired	$1,374
Bargain purchase gain	$571
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair values of property, plant, and equipment, intangible assets, deferred income taxes and the resulting impact to the bargain purchase gain on the date of the acquisition.
2.Refer to Note 4 Assets and Liabilities Classified as Held for Sale, for further details.

The partnership acquired property, plant and equipment of $2.4 billion, including $0.8 billion of land and equipment, $1.3 billion of remeasured lease assets and $0.3 billion of favourable lease assets. The equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the lease term, with key inputs of lease term, lease payments and discount rate. The favourable lease assets were valued based on the difference between the contractual lease terms and market terms, key inputs include market rent rates, rental growth rate and discount rate. Additionally, the partnership acquired $0.3 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.
Q2 2024 INTERIM REPORT 15

Acquisitions Completed in 2023
(a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, Brookfield Infrastructure, through its subsidiary Brookfield Infrastructure Corporation (“BIPC”) and alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). The partnership has an effective 28% interest in Triton. Concurrently, BIPC entered into a voting agreement with an affiliate of Brookfield, providing BIPC the right to direct the relevant activities of the entity, thereby providing BIPC with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$350
BIPC exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(2)	1,871
Property, plant and equipment	8,811
Intangible assets	710
Goodwill	1,163
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(444)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(3)	(3,997)
Net assets acquired	$1,156
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisition.
2.Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
3.Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, remaining balance represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

The partnership acquired intangible assets of $0.7 billion, comprising of customer relationships, brand and technology. The customer relationships acquired in the transaction were valued using a discounted cash flow model and have estimated useful lives of 50 years. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The brand and technology acquired were valued using a discounted cash flow model and have estimated useful lives ranging between 10 to 50 years with the key inputs being technology migration factors, revenue growth rates, after-tax royalty rates and a discount rate determined using a capital asset pricing model.
The goodwill recorded on acquisition is largely reflective of Triton’s potential to achieve fleet growth over time, supported by underlying global economic growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(b) Acquisition of a European Hyperscale Data Center Platform
On August 1, 2023, Brookfield Infrastructure, alongside institutional partners (the “Data4 consortium”) completed the acquisition of Data4 Group (“Data4”), a high-quality hyperscale data center platform across Europe, for consideration of $0.6 billion (Data4 consortium - $3 billion). The partnership has an effective 19% interest in Data4. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 1, 2023. Acquisition costs of approximately $24 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$566
Total consideration	$566
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$189
Accounts receivable and other	287
Property, plant and equipment	35
Investment properties	3,244
Intangible assets	6
Goodwill	808
Accounts payable and other liabilities	(258)
Non-recourse borrowings	(845)
Deferred income tax liabilities	(418)
Net assets acquired before non-controlling interest	3,048
Non-controlling interest(2)	(2,482)
Net assets acquired	$566
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of investment properties, deferred income taxes and the resulting impact to goodwill as at the date of the acquisition.
2.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
The goodwill recorded on acquisition is largely reflective of potential capacity and customer growth, arising from the business’ position as one of the leading data storage providers in Europe, and the increasing rate of global data consumption. The goodwill recognized is not deductible for income tax purposes.
Q2 2024 INTERIM REPORT 17

(c) Acquisition of Brazilian electricity transmission operation
On May 2, 2023, Brookfield Infrastructure, alongside institutional partners (the “Sertaneja consortium”), exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Electricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, for $35 million (Sertaneja consortium - $114 million), increasing Brookfield Infrastructure’s effective ownership in Sertaneja to 31% (Sertaneja consortium total of 100%). Prior to May 2, 2023, our partnership’s existing interest in Sertaneja was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$35
Pre-existing interest in businesses	35
Total consideration	$70
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$36
Accounts receivable and other	9
Intangible assets	477
Goodwill	25
Accounts payable and other liabilities	(44)
Non-recourse borrowings	(192)
Deferred income tax liabilities	(83)
Net assets acquired before non-controlling interest	228
Non-controlling interest(1)	(158)
Net assets acquired	$70
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(d) Acquisition of a North American and European residential decarbonization infrastructure business
On January 4, 2023, Brookfield Infrastructure, alongside institutional partners (the “HomeServe consortium”), completed the acquisition of HomeServe PLC (“HomeServe”), a residential decarbonization infrastructure business operating in North America and Europe. Total consideration paid was $1.2 billion (HomeServe consortium - $4.9 billion). The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2023. Acquisition costs of approximately $55 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$1,249
Total consideration	$1,249
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$205
Accounts receivable and other	827
Property, plant and equipment	118
Intangible assets	2,827
Goodwill	3,338
Accounts payable and other liabilities	(792)
Non-recourse borrowings	(1,006)
Deferred income tax liabilities	(613)
Net assets acquired before non-controlling interest	4,904
Non-controlling interest(1)	(3,655)
Net assets acquired	$1,249
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
During the measurement period, the partnership recorded a measurement adjustment of approximately $0.8 billion resulting in a decrease in the fair value of its intangible assets acquired which primarily comprised of customer relationship assets. The customer relationships acquired in the transaction were valued using a discounted cash flow model and were assessed to have estimated useful lives ranging between 10 to 27 years. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.
The goodwill recorded on acquisition is largely reflective of HomeServe’s potential to grow its customer base in under-penetrated markets and the ability to leverage operating synergies with our existing residential decarbonization infrastructure platform. The goodwill recognized is not deductible for income tax purposes.
Q2 2024 INTERIM REPORT 19

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at June 30, 2024:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,326	$1,326
Accounts receivable and other	—	—	6,838	6,838
Financial assets (current and non-current)(1)	1,555	21	142	1,718
Total	$1,555	$21	$8,306	$9,882

Financial liabilities
Corporate borrowings	$—	$—	$5,084	$5,084
Non-recourse borrowings (current and non-current)	—	—	44,675	44,675
Accounts payable and other	—	—	4,002	4,002
Financial liabilities (current and non-current)(1)	405	—	2,358	2,763
Lease liabilities	—	—	4,420	4,420
Preferred shares(2)	—	—	20	20
Total	$405	$—	$60,559	$60,964
1.Derivative instruments which are elected for hedge accounting totaling $701 million are included in financial assets and $253 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,857	$1,857
Accounts receivable and other	—	—	6,660	6,660
Financial assets (current and non-current)(1)	1,391	23	127	1,541
Total	$1,391	$23	$8,644	$10,058

Financial liabilities
Corporate borrowings	$—	$—	$4,911	$4,911
Non-recourse borrowings (current and non-current)	—	—	40,904	40,904
Accounts payable and other	—	—	4,350	4,350
Financial liabilities (current and non-current)(1)	578	—	2,297	2,875
Lease liabilities	—	—	3,626	3,626
Preferred shares(2)	—	—	20	20
Total	$578	$—	$56,108	$56,686
1.Derivative instruments which are elected for hedge accounting totaling $507 million are included in financial assets and $393 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31, 2023
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,326	$1,326	$1,857	$1,857
Accounts receivable and other	6,838	6,838	6,660	6,660
Financial assets (current and non-current)	1,718	1,718	1,541	1,541
Total	$9,882	$9,882	$10,058	$10,058

Financial liabilities
Corporate borrowings(1)	$5,084	$4,968	$4,911	$4,796
Non-recourse borrowings (current and non-current)(2)	44,675	44,372	40,904	40,533
Accounts payable and other	4,002	4,002	4,350	4,350
Financial liabilities (current and non-current)	2,763	2,763	2,875	2,875
Preferred shares(3)	20	20	20	20
Total	$56,544	$56,125	$53,060	$52,574
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation and global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Q2 2024 INTERIM REPORT 21

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and six-month periods ended June 30, 2024, gains of $13 million and $189 million, respectively (2023: gains of $40 million and losses of $64 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of June 30, 2024, there was a net derivative asset balance of $453 million relating to derivative contracts designated as cash flow hedges (December 31, 2023: $141 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and six-month periods ended June 30, 2024, gains of $11 million and $18 million, respectively (2023: losses of $12 million and $19 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. Further, for the three and six-month periods ended June 30, 2024, Brookfield Infrastructure paid $14 million and $9 million, respectively (2023: paid less than $1 million and $2 million) relating to the settlement of foreign exchange contracts in the period. As of June 30, 2024, there was a net unrealized derivative liability balance of $5 million relating to derivative contracts designated as net investment hedges (December 31, 2023: net unrealized derivative liability balance of $27 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities classified as Level 3 include interest rate swap contracts, derivative contracts, and certain equity securities carried at fair value which are not traded in an active market.
22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	June 30, 2024	December 31, 2023
Marketable securities	Level 1(1)	$124	$108
Foreign currency forward contracts	Level 2(2)
Financial asset		$50	$23
Financial liability		25	51
Interest rate swaps & other	Level 2(2)
Financial asset		$802	$685
Financial liability		300	419
Other contracts	Level 3(3)
Financial asset		$600	$598
Financial liability		80	108
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and interest rate.
During the three and six-month periods ended June 30, 2024, no transfers were made between level 1 and 2 or level 2 and 3.
Q2 2024 INTERIM REPORT 23

8. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total

Balance at December 31, 2022	$7,277	$9,337	$14,679	$8,185	$39,478
Acquisitions through business combinations(1)	118	8,811	—	35	8,964
Additions, net of disposals	519	591	459	226	1,795
Assets held by subsidiaries disposed during the period	—	(59)	(45)	—	(104)
Non-cash additions (disposals)	28	74	(7)	692	787
Net foreign currency exchange differences	321	126	319	(52)	714
Balance at December 31, 2023	$8,263	$18,880	$15,405	$9,086	$51,634
Acquisitions through business combinations(1)	—	—	—	2,444	2,444
Additions, net of disposals	229	481	283	832	1,825
Assets held by subsidiaries disposed during the period	—	(141)	—	—	(141)
Non-cash additions (disposals)	31	(182)	(21)	(292)	(464)
Net foreign currency exchange differences	(93)	(94)	(452)	(2)	(641)
Balance at June 30, 2024	$8,430	$18,944	$15,215	$12,068	$54,657

Accumulated depreciation:
Balance at December 31, 2022	$(1,454)	$(2,040)	$(982)	$(920)	$(5,396)
Depreciation expense	(392)	(601)	(557)	(419)	(1,969)
Disposals	53	20	—	—	73
Assets held by subsidiaries disposed during the period	—	17	—	—	17
Non-cash additions	19	45	30	90	184
Net foreign currency exchange differences	(60)	(45)	(29)	2	(132)
Balance at December 31, 2023	$(1,834)	$(2,604)	$(1,538)	$(1,247)	$(7,223)
Depreciation expense	(207)	(497)	(334)	(371)	(1,409)
Disposals	40	1	—	—	41
Assets held by subsidiaries disposed during the period	—	38	—	—	38
Non-cash disposals	11	20	2	(13)	20
Net foreign currency exchange differences	25	36	44	2	107
Balance at June 30, 2024	$(1,965)	$(3,006)	$(1,826)	$(1,629)	$(8,426)

Accumulated fair value adjustments:
Balance at December 31, 2022	$1,639	$1,048	$522	$—	$3,209
Fair value adjustments	143	330	312	—	785
Net foreign currency exchange differences	125	17	(1)	—	141
Balance at December 31, 2023	$1,907	$1,395	$833	$—	$4,135
Net foreign currency exchange differences	(26)	(23)	(1)	—	(50)
Balance at June 30, 2024	$1,881	$1,372	$832	$—	$4,085

Net book value:
December 31, 2023	$8,336	$17,671	$14,700	$7,839	$48,546
June 30, 2024(2)	$8,346	$17,310	$14,221	$10,439	$50,316
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Includes right-of-use assets of $248 million in our utilities segment, $916 million in our transport segment, $322 million in our midstream segment and $3,027 million in our data segment. Current lease liabilities of $478 million have been included in accounts payable and other and non-current lease liabilities of $3,942 million have been included in other liabilities in the Consolidated Statements of Financial Position.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2023. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

9. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Cost	$17,114	$18,622
Accumulated amortization	(2,927)	(2,777)
Total	$14,187	$15,845
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
North American residential decarbonization infrastructure operation(1)	$3,161	3,267
Brazilian regulated gas transmission operation	2,547	2,970
Canadian diversified midstream operation	1,896	2,050
North American rail operations	1,702	1,732
European residential decarbonization infrastructure business(1)	1,215	1,198
Global intermodal logistics operation(1)	693	704
Indian telecom tower operation	640	652
U.K. wireless infrastructure operation	559	563
Brazilian electricity transmission operation(1)	444	505
North American retail colocation data center operation(1)	405	132
U.K. port operation	270	272
Other(2)	655	1,800
Total	$14,187	$15,845
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Other intangibles are primarily comprised of customer contracts at our Canadian natural gas gathering and processing operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Cost at beginning of the period	$18,622	$13,718
Additions through business combinations(1)	288	4,020
Additions, net of disposals	105	284
Assets held by subsidiaries disposed during the period(2)	(19)	—
Non-cash disposals(3)	(1,112)	(7)
Foreign currency translation	(770)	607
Ending Balance	$17,114	$18,622
1.Refer to Note 6, Acquisition of Businesses, for further details.
2.Refer to Note 5, Disposition of Businesses, for further details.
3.Non-cash disposals for the six-month period ended June 30, 2024 principally relates to the deconsolidation of our Peruvian toll road operations. Refer to Note 19, Related Party Transactions, for further details.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Accumulated amortization at beginning of the period	$(2,777)	$(1,896)
Non-cash additions, net of disposals	93	(2)
Amortization	(409)	(770)
Disposals(1)	14	—
Foreign currency translation	152	(109)
Ending Balance	$(2,927)	$(2,777)
1.Refer to Note 5, Disposition of Businesses, for further details.
Q2 2024 INTERIM REPORT 25

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis, refer to Note 3, Segment Information, for further details. The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Balance at the beginning of the period	$5,402	$5,325
Share of earnings for the period	136	459
Foreign currency translation and other	(238)	172
Share of other comprehensive income (loss)	123	(92)
Distributions(2),(6)	(138)	(782)
Disposition of interest(3),(4),(5),(7)	—	(778)
Acquisitions(1),(8),(9)	350	1,098
Ending Balance(10)	$5,635	$5,402
1.On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation in Germany and Austria, for total consideration of approximately $702 million.
2.On April 1, 2023, our North American gas storage operation sold a portion of its U.S. gas storage portfolio for net proceeds of approximately $70 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $12 million in the Consolidated Statements of Operating Results. Revaluation gains of approximately $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
3.On April 26, 2023, a subsidiary of Brookfield Infrastructure completed the sale of its 50% interest in a freehold landlord port in Victoria, Australia, which generated net proceeds of approximately $70 million to the partnership. Prior to completion of the sale, the subsidiary’s interest in the port was classified as held for sale.
4.On May 2, 2023, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Sertaneja to 31%. As a result of governance rights obtained, Brookfield Infrastructure will consolidate Sertaneja effective May 2, 2023. Refer to Note 6. Acquisition of Businesses, for further details.
5.On June 15, 2023, a subsidiary of Brookfield Infrastructure sold a portion of its interest in its U.S. gas pipeline for net proceeds of approximately $420 million, decreasing its ownership from approximately 38% to 25%. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $80 million in the Consolidated Statements of Operating Results.
6.On June 15, 2023, Brookfield Infrastructure sold an effective 12% (Brookfield consortium - 50%) interest in its New Zealand data distribution business for net proceeds of approximately $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $220 million in the Consolidated Statements of Operating Results. Revaluation gains of $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
7.On August 31, 2023, Brookfield Infrastructure sold its interest in AusNet Services Ltd., an Australian regulated utility operation, for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure realized a gain on sale of approximately $30 million in the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
8.On October 3, 2023, Brookfield Infrastructure acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $400 million.
9.On April 18, 2024, Brookfield Infrastructure completed the acquisition of an additional 10% interest in our Brazilian rail and port logistics business, for total consideration of approximately $350 million, increasing our ownership to approximately 21%.
10.The closing balance includes a shareholder loan of $250 million receivable from our U.S. gas pipeline (2023: $250 million).

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Utilities	$382	$402
Transport	2,239	1,965
Midstream	708	711
Data	2,264	2,307
Corporate	42	17
Ending Balance	$5,635	$5,402
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Financial position:
Total assets	$100,237	$96,472
Total liabilities	(60,013)	(55,764)
Net assets	$40,224	$40,708

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Financial performance:
Total revenue	$4,481	$6,722	$8,955	$12,710
Total net income for the period	1,058	1,054	1,558	$2,084
Brookfield Infrastructure’s share of net income	$95	$273	$136	$376
Q2 2024 INTERIM REPORT 27

11. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2029. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at June 30, 2024, draws on the credit facility were $865 million (December 31, 2023: $222 million) and $8 million of letters of credit were issued (December 31, 2023: $8 million).

	Maturity	Annual Rate	Currency	As of
				June 30, 2024	December 31, 2023
Corporate revolving credit facility	June 29, 2029	SOFR plus 1.2%	US$	$865	$222
Commercial paper(1)	August 2, 2024	6.0%	US$	986	989

Current:
Medium-term notes:
Public - Canadian	February 22, 2024	3.3%	C$	—	226
Public - Canadian	February 22, 2024	3.3%	C$	—	302
Non-current:
Medium-term notes:
Public - Canadian	November 14, 2027	5.6%	C$	329	340
Public - Canadian	September 11, 2028	4.2%	C$	512	528
Public - Canadian	October 9, 2029	3.4%	C$	512	528
Public - Canadian	July 27, 2030	5.7%	C$	366	377
Public - Canadian	September 1, 2032	2.9%	C$	366	377
Public - Canadian	February 14, 2033	6.0%	C$	183	189
Public - Canadian	April 25, 2034	5.4%	C$	292	302
Public - Canadian	April 25, 2052	5.8%	C$	146	151
Public - Canadian	July 27, 2053	6.0%	C$	146	151

Subordinated notes:
Public – United States	May 24, 2081	5.0%	US$	250	250
Public – United States	May 31, 2084	7.3%	US$	158	—
				5,111	4,932
Deferred financing costs and other				(27)	(21)
Total				$5,084	$4,911
1.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of June 30, 2024.
On May 31, 2024 and June 5, 2024 Brookfield Infrastructure Finance ULC issued, in aggregate, $158 million of subordinated notes maturing May 31, 2084, with a coupon of 7.3%.
On February 22, 2024, Brookfield Infrastructure Finance ULC repaid all medium-term notes maturing February 22, 2024 for $531 million.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrue interest on SOFR plus 1.9% and no commitment fees are incurred for any undrawn balance. As of June 30, 2024, there were no (December 31, 2023: $nil) borrowings outstanding.
On July 27, 2023, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$500 million maturing on July 27, 2030 with a coupon of 5.7% per annum and C$200 million maturing on July 27, 2053 with a coupon of 6.0% per annum.
The increase in corporate borrowings during the six-month period ended June 30, 2024 is primarily attributable to net draws on our corporate credit facility of $643 million and the issuance of $158 million of subordinated notes, partially offset by the repayment of medium-term notes for $531 million, net commercial paper redemptions of $3 million, and the impact of foreign exchange.
28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Non-Recourse Borrowings

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Current	$2,643	$4,442
Non-current	42,032	36,462
Total	$44,675	$40,904
Non-recourse borrowings increased during the six-month period ended June 30, 2024 due to acquisition debt at our North American retail colocation data center operation, increased borrowings at our Brazilian regulated gas transmission operation and North American rail operations, partially offset by the impacts of foreign exchange.
12. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Partnership Capital	$30,109	$34,016
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(20,485)	(23,661)
Deficit	5,063	4,419
Accumulated other comprehensive income	(1,062)	(1,161)
Ownership changes and other	(587)	(581)
Invested Capital	$13,038	$13,032
The following table presents the change in Invested Capital during the three and six-month periods ended June 30, 2024 and 2023:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Opening balance	$13,035	$12,287	$13,032	$12,281
Issuance of limited partnership units	3	2	6	8
Ending balance	$13,038	$12,289	$13,038	$12,289
Weighted Average Invested Capital	$13,035	$12,287	$13,034	$12,284
Q2 2024 INTERIM REPORT 29

13. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Brookfield Infrastructure Finance ULC, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation (“US Holdco”), BIP Bermuda Holdings I Limited (collectively, but excluding Brookfield Infrastructure Finance ULC, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time provides for the issuance of one or more series of unsecured notes of Brookfield Infrastructure Finance ULC.
On May 31, 2024, Brookfield Infrastructure Finance ULC issued $150 million of subordinated notes maturing May 31, 2084, with a coupon of 7.250% (the “2024 Alberta Finco Notes”). On June 5, 2024, Brookfield Infrastructure Finance ULC issued an additional $8 million of the 2024 Alberta Finco Notes. The 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (Other than US Holdco and Brookfield Infrastructure Finance ULC), Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings.
On July 27, 2023, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$500 million maturing July 27, 2030 with a coupon of 5.710% and C$200 million maturing July 27, 2053 with a coupon of 5.950%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
On February 22, 2024, the Co-Issuers repaid C$700 million of medium-term notes, maturing on February 22, 2024, with a coupon of 3.315% upon maturity.
The partnership will and certain of the other BIP Guarantors may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) provides for the issuance of one or more series of senior preferred shares of BIPIC. The partnership will and certain of the other BIP Guarantors and BIPC Holdings may fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.
30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2024 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$5,138	$5,138
Net (loss) income attributable to partnership(1)	(38)	—	—	—	8	38	8

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2023
Revenues	$—	$—	$—	$—	$—	$4,256	$4,256
Net income (loss) attributable to partnership(1)	186	—	—	—	378	(186)	378

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 US$ MILLIONS
Revenues	$—	$—	$—	$—	$—	$10,325	$10,325
Net income (loss) attributable to partnership(1)	18	—	—	—	178	(18)	178

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023
Revenues	$—	$—	$—	$—	$—	$8,474	$8,474
Net income (loss) attributable to partnership(1)	161	—	—	—	401	(161)	401

AS OF JUNE 30, 2024
Current assets	$—	$—	$—	$—	$—	$7,455	$7,455
Non-current assets	6,109	—	1,614	4,879	7,248	73,587	93,437
Current liabilities	—	—	152	—	—	9,055	9,207
Non-current liabilities	—	3,233	—	732	—	57,611	61,576
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,011	2,011
BIPC exchangeable shares	—	—	—	—	—	1,411	1,411
Exchangeable units(5)	—	—	—	—	—	66	66
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	20,485	20,485
Preferred unitholders	—	—	—	—	—	918	918

AS OF DECEMBER 31, 2023
Current assets	$—	$—	$—	$—	$—	$7,979	$7,979
Non-current assets	6,532	—	1,529	4,183	8,595	71,966	92,805
Current liabilities	—	—	216	—	—	11,489	11,705
Non-current liabilities	—	3,700	—	36	—	51,327	55,063
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,190	2,190
BIPC exchangeable shares	—	—	—	—	—	1,533	1,533
Exchangeable units(5)	—	—	—	—	—	72	72
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	23,661	23,661
Preferred unitholders	—	—	—	—	—	918	918
1.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC (“BI LLC”) under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s (“US Holdco”) investment in BI LLC, which is presented on a combined basis as BI LLC is a guarantor of the medium term notes issued in July 2023. For the three and six-month periods ended June 30, 2024 and 2023, the presentation of US Holdco’s investment in BI LLC on a combined basis was equivalent to its presentation under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
Q2 2024 INTERIM REPORT 31

14. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Utilities	$2,014	$1,899	$4,092	$3,770
Midstream	1,100	1,048	2,215	2,102
Transport	1,251	886	2,512	1,767
Data	773	423	1,506	835
Total	$5,138	$4,256	$10,325	$8,474
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
U.S.	$1,307	$1,013	$2,501	$2,056
Canada	1,182	1,142	2,360	2,291
U.K.	614	519	1,225	1,083
India	483	454	1,088	902
Brazil	352	388	719	730
Colombia	291	238	578	466
France	186	59	382	132
Australia	141	172	303	336
Switzerland	81	—	151	—
Spain	73	68	161	150
Singapore	91	29	144	29
Denmark	54	29	102	39
Peru	36	35	80	70
China	21	—	65	—
New Zealand	31	33	66	62
Other	195	77	$400	128
Total	$5,138	$4,256	$10,325	$8,474
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the three and six-month periods ended June 30, 2024, no customer made up greater than 10% of our partnership’s consolidated revenues. For the three and six-month periods ended June 30, 2023, no customer made up greater than 10% of our partnership’s consolidated revenues. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

15. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and six-month periods ended June 30, 2024, and 2023.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Depreciation and amortization	$882	$632	$1,818	$1,277
Compensation	770	640	1,497	1,278
Cost of inventory	744	862	1,508	1,607
Fuel, transportation, and distribution costs	411	372	819	765
Operations and maintenance costs	315	266	645	542
Marketing and administrative costs	307	217	592	419
Utilities	239	143	480	283
Other direct operating costs	207	148	429	338
Total	$3,875	$3,280	$7,788	$6,509
Q2 2024 INTERIM REPORT 33

16. PARTNERSHIP CAPITAL
As at June 30, 2024, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
(a) Special General and Limited Partnership Capital

	Special General Partner Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the six-month period ended June 30, 2024		As of and for the 12-month period ended December 31, 2023
	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the six-month period ended June 30, 2024		As of and for the 12-month period ended December 31, 2023
	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,196	461,343,972	$6,092	458,380,315
Conversion from RPU to LP	—	—	100	3,287,267
Unit issuance	6	194,312	12	416,225
Units repurchased and cancelled	—	—	(12)	(908,674)
Conversions	2	120,600	4	168,839
Ending balance	$6,204	461,658,884	$6,196	$461,343,972
The weighted average number of special general partner units outstanding for the three and six-months period ended June 30, 2024 was 2.4 million (2023: 2.4 million). The weighted average number of limited partnership units outstanding for the three and six-month periods ended June 30, 2024 was 461.5 million and 461.4 million, respectively (2023: 458.7 million and 458.5 million, respectively).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the six-month period ending June 30, 2024, our partnership issued 0.2 million units for proceeds of $6 million (2023: 0.3 million units for proceeds of $8 million).
On May 1, 2024, the partnership declared a quarterly distribution in the amount of $0.405 per unit, paid on June 28, 2024 to unitholders of record as at the close of business on May 31, 2024. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.
(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the six-month period ended June 30, 2024		As of and for the 12-month period ended December 31, 2023
	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,628	190,299,956	$2,728	193,587,223
Conversion of RPU to LP	—	—	(100)	(3,287,267)
Ending balance	$2,628	190,299,956	$2,628	190,299,956
On September 29, 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(c) Non-controlling interest – BIPC exchangeable shares

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the six-month period ended June 30, 2024		As of and for the 12-month period ended December 31, 2023
	Carrying Value	Shares	Carrying Value	Shares
Opening balance	$2,512	131,872,066	$1,757	110,567,671
Issued in conjunction with the acquisition of Triton	—	—	751	21,094,441
Conversions	1	119,046	4	209,954
Ending balance	$2,513	131,991,112	$2,512	$131,872,066
On September 28, 2023, BIPC issued approximately 21 million BIPC exchangeable shares with a fair value on date of issuance of approximately $751 million in connection with the acquisition of global intermodal logistics operation. Refer to Note 6, Acquisition of Businesses, for further details.
As a result of the issuance, equity was reallocated between limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares to reflect the difference between the ratio in which the unit/shareholders participated in the issuance and their original economic interest in the partnership. The resulting impacts were recognized as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income (loss) were also ratably allocated. Refer to Note 18. Accumulated Other Comprehensive Income, for further details.
During the six-month period ended June 30, 2024, BIPC exchangeable shareholders exchanged approximately 0.1 million BIPC exchangeable shares for approximately $1 million (2023: 0.1 million for $1 million).
(d) Non-controlling interest – Exchangeable Units

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the six-month period ended June 30, 2024		As of and for the 12-month period ended December 31, 2023
	Carrying Value	Units	Carrying Value	Units
Opening balance	$393	6,086,026	$401	6,464,819
Conversions	(3)	(239,646)	(8)	(378,793)
Ending balance(1)	$390	5,846,380	$393	$6,086,026
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During the six-month period ended June 30, 2024, Exchange LP unitholders exchanged less than 0.2 million Exchange LP units for $2 million of our units (six-month period ended 2023: less than 0.1 million for less than $2 million).
During the six-month period ended June 30, 2024, BIPC exchangeable LP unitholders exchanged 0.2 million BIPC exchangeable LP units for $1 million of BIPC exchangeable shares (six-month period ended 2023: less than 0.1 million for $1 million).
Q2 2024 INTERIM REPORT 35

(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the six-month period ended June 30, 2024	As of and for the 12-month period ended December 31, 2023
Opening balance	$293	$293
Issued for cash	—	—
Ending balance	$293	$293
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f) Preferred Unitholders’ Capital

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the six-month period ended June 30, 2024		As of and for the 12-month period ended December 31, 2023
	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$918	43,901,312
Repurchased and cancelled	—	—	—	—
Ending balance	$918	43,901,312	$918	43,901,312
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

17. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares:

	For the three-month period ended June 30
	2024		2023
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$187	$0.41	$175	$0.38
General Partner(1)	74		67
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	78	0.41	75	0.38
BIPC exchangeable shares	53	0.41	42	0.38
Exchangeable units(2)	2	0.41	2	0.38
Preferred unitholders	13	0.29	12	0.27
Perpetual subordinated notes	4	0.32	4	0.32
Total Distributions	$411		$377

	For the six-month period ended June 30
	2024		2023
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	374	$0.81	$350	$0.77
General Partner(1)	148		134
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	156	0.81	149	0.77
BIPC exchangeable shares	106	0.81	84	0.77
Exchangeable units(2)	4	0.81	5	0.77
Preferred unitholders	26	0.57	23	0.53
Perpetual subordinated notes	8	0.64	8	0.64
Total Distributions	$822		$753
1.Distributions to the General Partner include $74 million and $147 million of incentive distributions for the three and six-month periods ended June 30, 2024 (2023: $66 million and $132 million).
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

Q2 2024 INTERIM REPORT 37

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$903	$(1,515)	$101	$36	$122	$(1)	$1,030	$676
Other comprehensive (loss) income	(3)	(185)	10	44	—	2	74	(58)
Balance at June 30, 2024	$900	$(1,700)	$111	$80	$122	$1	$1,104	$618

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2023	$774	$(1,741)	$115	$87	$125	$3	$1,118	$481
Other comprehensive income (loss)	(1)	153	(5)	(2)	—	—	(90)	55
Other items(1)	—	—	—	—	—	—	(18)	(18)
Balance at June 30, 2023	$773	$(1,588)	$110	$85	$125	$3	$1,010	$518
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2024	$5	$(9)	$1	$—	$1	$—	$6	$4
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at June 30, 2024	$5	$(9)	$1	$—	$1	$—	$6	$4

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2023	$4	$(9)	$—	$—	$1	$—	$6	$2
Other comprehensive income	—	2	—	—	—	—	(1)	1
Balance at June 30, 2023	$4	$(7)	$—	$—	$1	$—	$5	$3
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$372	$(624)	$41	$15	$50	$—	$423	$277
Other comprehensive (loss) income	(1)	(74)	4	18	—	1	28	(24)
Balance at June 30, 2024	$371	$(698)	$45	$33	$50	$1	$451	$253

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2023	$326	$(726)	$49	$36	$53	$(1)	$473	$210
Other comprehensive income (loss)		64	(3)	(1)	—	—	(37)	23
Other items(1)	—	—	—	—	—	—	(8)	(8)
Balance at June 30, 2023	$326	$(662)	$46	$35	$53	$(1)	$428	$225
38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

d) Attributable to Non-controlling interest – BIPC exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2024	$257	$(424)	$29	$10	$35	$(1)	$289	$195
Other comprehensive (loss) income	(1)	(53)	3	13	—	1	20	(17)
Balance at June 30, 2024	$256	$(477)	$32	$23	$35	$—	$309	$178

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2023	$186	$(415)	$28	$20	$30	$1	$268	$118
Other comprehensive income (loss)	—	37	(1)	(1)	—	—	(22)	13
Other items(1)	—	—	—	—	—	—	(4)	(4)
Balance at June 30, 2023	$186	$(378)	$27	$19	$30	$1	$242	$127
e) Attributable to Non-controlling interest – Exchangeable units(1)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2024	$12	$(18)	$1	$—	$1	$—	$13	$9
Other comprehensive (loss) income	—	(1)	—	—	—	—	1	—
Balance at June 30, 2024	$12	$(19)	$1	$—	$1	$—	$14	$9

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2023	$11	$(28)	$2	$1	$1	$—	$19	$6
Other comprehensive income (loss)	—	2	—	—	—	—	(1)	1
Balance at June 30, 2023	$11	$(26)	$2	$1	$1	$—	$18	$7

1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

Q2 2024 INTERIM REPORT 39

19. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three and six-month periods ended June 30, 2024 (2023: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $89 million and $183 million, respectively, for the three and six-month periods ended June 30, 2024 (2023: $106 million and $206 million). As of June 30, 2024, $87 million was outstanding as payable to the Service Providers (December 31, 2023: $97 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of June 30, 2024, Brookfield Infrastructure had a loan payable of approximately $25 million to a subsidiary of Brookfield (December 31, 2023: $35 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at June 30, 2024, our net deposit from Brookfield was $nil (December 31, 2023: $nil) and Brookfield Infrastructure incurred interest expense of $nil for the three and six-month period ended June 30, 2024 (2023: $nil). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2024, there were no borrowings outstanding (December 31, 2023: $nil).
As at June 30, 2024, Brookfield Infrastructure had approximately $140 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2023: $110 million) and approximately $165 million of net payables to subsidiaries of Brookfield (December 31, 2023: $300 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2024, revenues of approximately $2 million and $5 million were generated (2023: approximately $7 million and $9 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2024, expenses of $32 million and $65 million, respectively were incurred (2023: $34 million and $69 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at June 30, 2024 (December 31, 2023: $12 million) with a subsidiary of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. For the three and six-month periods ended June 30, 2024, interest expense of $8 million and $16 million were incurred (2023: $9 million for both periods).
On August 31, 2023, the partnership sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in other income (expense) on the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statements of Operating Results.
On June 10, 2024, the partnership terminated its voting agreement over its Peruvian toll road operations, maintaining all control by Brookfield. On deconsolidation, the partnership assessed the fair value of the Peruvian toll road operations and concluded that its recoverable amount was higher than its carrying amount. On deconsolidation, the partnership’s interest in its Peruvian toll road operation has been recognized as a financial asset.
40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of Funds From Operations (“FFO”) supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• Americas & Asia Pacific
	• Commercial & Residential Distribution	• Americas, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Diversified Terminals	• North America, Europe & Asia Pacific
	• Rail	• Americas, Europe & Asia Pacific
	• Toll Roads	• Brazil

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide critical infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients	• Data Transmission & Distribution	• North America, Europe & Asia Pacific
	• Data Storage	• Americas, Europe & Asia Pacific
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated August 9, 2024 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Q2 2024 INTERIM REPORT 41

Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield Corporation (together with its affiliated entities other than us, “Brookfield”) sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO that we utilize to fund some or all of our internally funded growth capital expenditures.
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% year-over-year increase in our quarterly distribution to $0.405 per unit (or $1.62 per unit annualized), starting with the distribution paid in March 2024, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 8% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year-ended December 31, 2023, except as set out in Note 2 to the unaudited interim condensed and consolidated financial statements. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020, received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each has the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of June 30, 2024 and December 31, 2023 and for the three and six-month periods ended June 30, 2024 and 2023. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2024	2023	2024	2023
Summary Statements of Operating Results
Revenues	$5,138	$4,256	$10,325	$8,474
Direct operating costs	(3,875)	(3,280)	(7,788)	(6,509)
General and administrative expenses	(92)	(109)	(189)	(212)
Interest expense	(826)	(567)	(1,620)	(1,135)
Share of earnings from investments in associates and joint ventures	95	273	136	376
Mark-to-market (losses) gains	(42)	87	(38)	(7)
Other (expense) income	(133)	295	265	200
Income tax expense	(81)	(182)	(93)	(271)
Net income	184	773	998	916
Net income attributable to our partnership(1)	8	378	178	401
Net income per limited partnership unit	$(0.10)	$0.38	$—	$0.31

1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
Three-month period ended June 30, 2024 and 2023
Net income for the three-month period ended June 30, 2024 was $184 million, of which income of $8 million (loss of $0.10 per unit) was attributable to our partnership. This compares to net income of $773 million in the prior year, of which income of $378 million (income of $0.38 per unit) was attributable to our partnership. Current and prior year results benefited from contributions associated with recent acquisitions and organic growth across our base business, but were partially offset by higher borrowing costs associated with the financing of our growth initiatives. Prior year results included dispositions gains which contributed approximately $430 million of gains net to the partnership.
Q2 2024 INTERIM REPORT 43

Revenues for the three-month period ended June 30, 2024 were $5,138 million, which represents an increase of $882 million compared to the same period in 2023. Revenues from our utilities segment increased by $104 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment increased by $366 million primarily as a result of the acquisition of a global intermodal logistics operation in the prior year. Our midstream segment contributed additional revenues of $72 million predominantly as a result of stronger performance at our Canadian diversified midstream and North American Gas storage operations. Revenues from our data segment increased by $356 million predominately due to the acquisitions of a North American retail colocation data center business and a European hyperscale data center platform in addition to organic growth at our India telecom towers operation. Foreign exchange decreased our U.S. dollar revenues by $16 million, as the quarterly average exchange rate of majority of the currencies in which we operate decreased relative to the prior year.
Direct operating expenses for the three-month period ended June 30, 2024 were $3,875 million, an increase of $595 million compared to the three-month period ended June 30, 2023. Direct costs increased from the prior year due to $596 million of incremental costs (including depreciation) associated with recently acquired businesses and of costs associated with organic growth initiatives, net of recent dispositions. The impact of foreign exchange decreased our U.S. dollar costs by $1 million in aggregate.
General and administrative expenses totaled $92 million for the three-month period ended June 30, 2024, a decrease of $17 million compared to the three-month period ended June 30, 2023. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The decrease from the prior year is primarily due to a decrease in the trading price of our outstanding securities.
Interest expense for the three-month period ended June 30, 2024 was $826 million, an increase of $259 million compared to the same period in 2023. Interest expense increased by approximately $130 million related to recently acquired businesses, $70 million related to incremental financings added to existing investments, and the balance due to organic growth projects.
Our partnership’s share of earnings from investments in associates and joint ventures for the three-month period ended June 30, 2024 decreased by $178 million when compared to the three-month period ended June 30, 2023. Prior period results included gains recognized on our capital recycling program from the sale of a New Zealand data distribution business and our U.S. gas storage portfolio.
Mark-to-market losses for the three-month period ended June 30, 2024 were $42 million, compared to gains of $87 million in the prior year. Amounts in both the current and comparative periods are primarily driven by mark-to-market movements relating to foreign exchange contracts at the corporate level and movements in commodity prices.
Other expense for the three-month period ended June 30, 2024 was $133 million, compared to other income of $295 million reported for the same period in 2023. Other expense in the current period principally comprised of accretion expenses related to other long-term liabilities. Other expense in the prior year included gains on the disposition of an Indian toll road portfolio and a freehold landlord port in Victoria, Australia, as well as a partial disposition of our interest in a U.S. gas pipeline.
Income tax expense for the three-month period ended June 30, 2024 was $81 million, compared to $182 million for the same period in 2023, principally due to an increase in deferred tax recoveries, partially offset by a decrease in current income tax expense.
Six-month period ended June 30, 2024 and 2023
Net income for the six-month period ended June 30, 2024 was $998 million of which income of $178 million (income of $nil per unit) was attributable to our partnership. This compares to net income of $916 million in the prior year, of which $401 million ($0.31 per unit) was attributable to our partnership. Current year results benefited from contributions associated with recent acquisitions, organic growth across our base business and the bargain purchase gain on the acquisition of a North American retail colocation data center business in the current period. Prior year results benefited from business dispositions which contributed approximately $430 million of gains net to the partnership, contributions from acquisitions and organic growth across our base business.
Revenues for the six-month period ended June 30, 2024 were $10,325 million, which represents an increase of $1,851 million compared to the same period in 2023. Revenues from our utilities segment increased by $220 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment increased by $749 million primarily as a result of the acquisition of a global intermodal logistics operation in the prior year. Our midstream segment contributed additional revenues of $130 million predominantly as a result of strong performance at our Canadian diversified midstream and North American Gas storage operations. Revenues from our data segment increased by $683 million, predominately due to the acquisitions of a North American retail colocation data center business and a European hyperscale data center platform in addition to organic growth at our India telecom towers operation. Foreign exchange increased our U.S. dollar revenues by $69 million across our segments, as the average exchange rate of majority of the currencies in which we operate increased relative to the prior year.
44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Direct operating expenses for the six-month period ended June 30, 2024 were $7,788 million, an increase of $1,279 million compared to the six-month period ended June 30, 2023. Direct costs increased from the prior year due to $1,219 million of incremental costs (including depreciation) associated with recently acquired businesses and organic growth initiatives, net of recent dispositions. The impact of foreign exchanged increased our U.S. dollar costs by $60 million.
General and administrative expenses totaled $189 million for the six-month period ended June 30, 2024, a decrease of $23 million compared to the six-month period ended June 30, 2023. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The decrease from the prior year is due to a decrease in the trading price of our outstanding securities.
Interest expense for the six-month ended June 30, 2024 was $1,620 million, an increase of $485 million compared to the same period in 2023. Interest expense increased by approximately $260 million related to recently acquired businesses, $110 million related to incremental financings added to existing investments and the balance due to organic growth projects.
Our partnership’s share of earnings from investments in associates and joint ventures was $136 million for the six-month period ended June 30, 2024, a decrease of $240 million to the same period in 2023. Prior period results included gains recognized on our capital recycling program from the sale of a New Zealand data distribution business and our U.S. gas storage portfolio.
Mark-to-market losses for the six-month period ended June 30, 2024 were $38 million, compared to losses of $7 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and movements in commodity prices.
Other income for the six-month period ended June 30, 2024 was $265 million, compared to $200 million for the same period in 2023. Other income in the current period benefited from a bargain purchase gain recognized on the acquisition of a North American retail colocation data center business, partially offset by transaction costs and accretion expenses related to other long-term liabilities. Prior period results included gains on the dispositions of our Indian toll roads business and a freehold landlord port in Victoria, Australia, as well as a partial disposition of our interest in a U.S. gas pipeline, partially offset by accretion expenses related to other long-term liabilities.
Income tax expense for the six-month period ended June 30, 2024 was $93 million, compared to $271 million the same period in 2023, principally due to an increase in deferred tax recoveries.
Q2 2024 INTERIM REPORT 45

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	June 30, 2024	December 31, 2023
Cash and cash equivalents	$1,326	$1,857
Property, plant and equipment	50,316	48,546
Intangible assets	14,187	15,845
Total assets	100,892	100,784
Corporate borrowings	5,084	4,911
Non-recourse borrowings	44,675	40,904
Total liabilities	70,783	66,768
Limited Partners’ capital	4,898	5,321
General Partner capital	27	28
Non-controlling interest – Redeemable Partnership Units held by Brookfield	2,011	2,190
Non-controlling interest – BIPC exchangeable shares	1,411	1,533
Non-controlling interest – Exchangeable units(1)	66	72
Non-controlling interest – perpetual subordinated notes	293	293
Non-controlling interest – in operating subsidiaries	20,485	23,661
Preferred unitholders	918	918
Partnership capital attributable to the partnership(2)	8,413	9,144
Total partnership’s capital	30,109	34,016
1.Includes non-controlling interest attributable to Exchange LP Units and BIPC exchangeable LP Units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares.
Total assets were $100.9 billion at June 30, 2024, an increase from $100.8 billion at December 31, 2023. The acquisition of a North American retail colocation data center business and organic growth increased consolidated assets by $5.5 billion. These increases were partially offset by foreign exchange impacts, dispositions, and depreciation and amortization expense, which reduced total assets by $2.1 billion, $0.2 billion and $1.8 billion respectively. The deconsolidation of our Peruvian toll road operation decreased total assets by $1.3 billion, refer to Note 19, Related Party Transactions, for further details.
Property, plant and equipment increased from $48.5 billion to $50.3 billion due to additions primarily associated with the acquisition of a North American retail colocation data center business and increased investments in capital assets, which were partially offset by depreciation expense and the impact of foreign exchange. Intangible assets of $14.2 billion at June 30, 2024 decreased from $15.8 billion at December 31, 2023, primarily due to the deconsolidation of our Peruvian toll road operation, amortization expense and impacts of foreign exchange, which were partially offset by additions during the period.
Corporate borrowings have increased by $0.2 billion relative to December 31, 2023. Additional draws of our corporate credit facility of $0.6 billion and the issuance $0.2 billion of subordinated notes were partially offset by the repayment of $0.5 billion of medium-term notes and $0.1 billion of foreign exchange impacts.
Non-recourse borrowings increased by $3.8 billion as compared to December 31, 2023. Acquisitions completed in 2024 and incremental borrowings increased non-recourse borrowings by $1.5 billion and $3.4 billion, respectively, and were partially offset by the impacts of foreign exchange of $1.1 billion.
Our partnership capital decreased to $8.4 billion from $9.1 billion as at December 31, 2023 as income generated from operations was more than offset by the impact of distributions and foreign currency translation.
46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended June 30			For the six-month period ended June 30
	June 30, 2024	December 31, 2023	Change	2024	2023	Change	2024	2023	Change
Australian dollar	0.6670	0.6812	(2)%	0.6591	0.6682	(1)%	0.6585	0.6759	(3)%
Brazilian real	0.1799	0.2066	(13)%	0.1918	0.2021	(5)%	0.1967	0.1971	—%
British pound	1.2645	1.2731	(1)%	1.2622	1.2523	1%	1.2652	1.2339	3%
Canadian dollar	0.7311	0.7547	(3)%	0.7309	0.7448	(2)%	0.7364	0.7422	(1)%
Indian rupee	0.0120	0.0120	—%	0.0120	0.0122	(2)%	0.0120	0.0122	(2)%
As at June 30, 2024, our consolidated partnership capital of $30.1 billion was invested in the following currencies: U.S. dollars - 33%; Canadian dollars - 24%; British pounds - 18%; Euro - 13%; Australian dollars - 7%; Indian rupees - 2%; and other currencies - 3%. As a result of our currency hedging program, 74% of our partnership capital is effectively denominated in U.S. dollars. The majority of the foreign currencies that we operate in depreciated relative to the U.S. dollar from December 31, 2023, which decreases the carrying values of the assets and liabilities of our operations relative to December 31, 2023.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Australian dollar	$52	$(10)	$(49)	$(64)
Brazilian real	(60)	105	(103)	144
British pound	9	168	(47)	272
Canadian dollar	(62)	181	(155)	148
Indian rupee	(21)	—	2	7
Euro	(33)	—	(126)	—
Other	(30)	97	(108)	236
	(145)	541	(586)	743
Currency hedges(1)	94	(112)	307	(154)
	$(51)	$429	$(279)	$589
Attributable to:
Unitholders	$(50)	$133	$(129)	$176
Non-controlling interests	(1)	296	(143)	413
	$(51)	$429	$(272)	$589
1.     Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and six-month periods ended June 30, 2024, was a loss of $145 million and $586 million, respectively.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and six-month periods ended June 30, 2024, the average foreign exchange rate of the major currencies we operate in weakened relative to the U.S. dollar, decreasing U.S. dollar revenue and net income in these currencies.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the British, Australian, European and Canadian currencies. As a result, the impact of currency movements was partially offset by gains recognized on our currency hedges. For the three and six-month periods ended June 30, 2024, our hedging program reduced the impact of foreign currency losses by $94 million and $307 million, respectively.
Q2 2024 INTERIM REPORT 47

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2024		2023				2022
Three-month period ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$5,138	$5,187	$4,970	$4,487	$4,256	$4,218	$3,708	$3,627
Direct operating costs	(3,875)	(3,913)	(3,577)	(3,384)	(3,280)	(3,229)	(2,702)	(2,590)
Share of earnings (loss) from investments in associates and joint ventures	95	41	(13)	96	273	103	(13)	5
Expenses
Interest	(826)	(794)	(726)	(640)	(567)	(568)	(497)	(480)
General and administrative	(92)	(97)	(101)	(100)	(109)	(103)	(95)	(109)
Valuation items
Fair value changes and other	(175)	402	(105)	(65)	382	(189)	29	41
Income tax expense	(81)	(12)	(172)	(138)	(182)	(89)	(135)	(133)
Net income	184	814	276	256	773	143	295	361
Net income attributable to others(1)	222	758	358	233	587	168	302	329
Net (loss) income attributable to limited partners	(38)	56	(82)	23	186	(25)	(7)	32
Net (loss) income per limited partnership unit(2)	$(0.10)	$0.10	$(0.20)	$0.03	$0.38	$(0.07)	$(0.03)	$0.05
1.Includes net income attributable to the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units, non-controlling interests - BIPC exchangeable shares, and non-controlling interests - interest of others in operating subsidiaries.
2.Refer to Note 16, Partnership Capital, for further details.
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements, and other income and expenses.
Our business continues to deliver financial results that are in line with expectations. Our partnership benefits from significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in, and cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended June 30		For the six-month period ended June 30
Key Metrics	2024	2023	2024	2023
Net income attributable to partnership(1)	$8	$378	$178	$401
Net income per limited partnership unit(2)	(0.10)	0.38	—	0.31
Funds from Operations (FFO)(3)	608	552	1,223	1,106
Per unit FFO(4)	0.77	0.72	1.55	1.44
Adjusted Funds from Operations (AFFO)(3)	440	422	952	882
Return on invested capital(5)	13%	13%	14%	13%
Adjusted EBITDA(3)	1,006	853	2,012	1,715
Distributions per unit(6)	0.41	0.38	0.81	0.77
FFO payout ratio(7)	68%	68%	67%	68%
AFFO payout ratio(8)	93%	89%	86%	85%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted basis for the three and six-month periods ended June 30, 2024 was 461.5 million and 461.4 million, respectively (2023: 458.7 million and 458.5 million).
3.Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
4.Average units outstanding on a time weighted basis during the three and six-month periods ended June 30, 2024 was 792.1 million and 792.1 million, respectively (2023: 771.6 million and 771.5 million).
5.Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
6.Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable LP Units and BIPC exchangeable shares outstanding as of the record date. During the three and six-month periods ended June 30, 2024, the partnership paid quarterly distributions of $0.41 per unit and $0.81 per unit (2023: $0.38 per unit and $0.77 per unit).
7.FFO payout ratio is defined as distributions paid (inclusive of GP incentive distribution, preferred unit distributions, and interests on perpetual notes classified as equity) divided by FFO.
8.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by AFFO.
For the three-month period ended June 30, 2024, FFO totaled $608 million ($0.77 per unit) compared to FFO of $552 million ($0.72 per unit) for the same quarter in 2023. Organic growth was within our 6 to 9% range capturing inflationary rate increases across our utilities and transport segments, higher revenues across our midstream operations and earnings associated with capital commissioned over the last 12 months.
Q2 2024 INTERIM REPORT 49

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.

Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by a regulatory body, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution operations (electricity, natural gas and water connections). Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 2,900 kilometers of electricity transmission lines in Brazil
•Approximately 4,200 kilometers of natural gas pipelines in North America, Brazil, and India
Commercial and Residential Distribution
•Approximately 8.3 million connections, predominantly electricity and natural gas
•Provides residential decarbonization infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 10.7 million customers with approximately 17.6 million policies and 1.7 million rental contracts in Canada, the United States, Germany, and the U.K.
•Over 0.7 million long-term contracted sub-metering services within Canada and the United States
•Approximately 2.5 million installed smart meters in Australia and New Zealand

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Funds from Operations (FFO)	$180	$224	$370	$432
Maintenance capital expenditures	(18)	(27)	(36)	(45)
Adjusted Funds from Operations (AFFO)	$162	$197	$334	$387

Adjusted EBITDA(1)	$307	$336	$623	$650
Rate base	6,848	7,759	6,848	7,759
Return on rate base(2),(3)	12%	12%	12%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Return on rate base is calculated as Adjusted EBITDA divided by weighted average rate base.
3.Return on rate base excludes impact of EBITDA earned from our home services policies, connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended June 30, 2024, our utilities segment generated Adjusted EBITDA and FFO of $307 million and $180 million, compared to $336 million and $224 million, respectively, in the prior year. Results benefited from inflation indexation, growth in our customer base and capital commissioned into rate base. Results were impacted by the depreciation of the Brazilian real and from lower rates on foreign exchange hedge contracts. FFO was further impacted by higher borrowing costs associated with funding growth projects and upfinancings completed at two regulated transmission businesses. Prior year results included earnings from an Australian regulated utility divested in the third quarter of 2023.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023	2024	2023	2024	2023
Commercial & Residential Distribution	$167	$170	$341	$333	$117	$128	$236	$251
Regulated Transmission	140	166	282	317	63	96	134	181
Total	$307	$336	$623	$650	$180	$224	$370	$432
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2024, our commercial and residential distribution operations generated Adjusted EBITDA of $167 million and FFO of $117 million, compared to $170 million and $128 million, respectively, in the prior year. Results benefited from inflation indexation, growth in our customer base and capital commissioned into rate base over the last 12 months. Results were impacted by lower connections revenue at our U.K. regulated distribution business and from lower rates on our foreign exchange hedge contracts . FFO was further impacted by higher borrowings to fund ongoing capital projects.
For the three-month period ended June 30, 2024, our regulated transmission operations generated Adjusted EBITDA of $140 million and FFO of $63 million, compared to $166 million and $96 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased from the prior year from the sale of an Australian regulated utility in the third quarter of 2023. The base business benefited from higher tariffs and the ongoing expansion of our Brazilian electricity transmission operation. Results were impacted by the depreciation of the Brazilian real and FFO was further impacted by higher borrowing costs from upfinancings completed at our regulated pipelines in Brazil and Mexico.
Q2 2024 INTERIM REPORT 51

The following table presents the roll-forward of our rate base:

US$ MILLIONS	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Rate base, start of period(1)	$6,989	$7,117	$6,804
Capital expenditures commissioned	137	244	487
Inflation and other indexation	42	(2)	362
Regulatory depreciation	(25)	(37)	(167)
Acquisitions (Asset sales)	—	—	(614)
Foreign exchange and other	(295)	(474)	245
Rate base, end of period	$6,848	$6,848	$7,117
1.Rate base excludes our North American and European residential warranty businesses.
As of June 30, 2024, our rate base was $6.8 billion. Rate base decreased compared to December 31, 2023 as new connections at our U.K regulated distribution business and our residential infrastructure platform were offset by the impact of foreign exchange, most notably the Brazilian real.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Capital backlog, start of period	$556	$562	$646
Additional capital project mandates	112	216	569
Less: capital expenditures	(124)	(229)	(542)
Impact of acquisitions (asset sales)	—	—	(127)
Foreign exchange and other	1	(4)	16
Capital backlog, end of period	545	545	562
Construction work in progress	462	462	469
Total capital to be commissioned	$1,007	$1,007	$1,031
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. As of June 30, 2024, total capital to be commissioned was $1.0 billion which was consistent with $1.0 billion as of December 31, 2023. New connection mandates awarded were offset by capital projects commissioned into rate base. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $700 million).

52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Diversified Terminals
•Global feet of approximately 7 million twenty-foot equivalent unit (“TEU”) intermodal containers under long-term contracts
•10 terminals in the U.K. and Australia facilitating global trade of goods, natural resources and commodities
•An approximately 30 million tonnes per annum (“mtpa”) Liquefied Natural Gas (“LNG”) export terminal in the United States
•An approximately 85 mtpa export facility in Australia
Rail
•115 short line freight railroads comprising approximately 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in the southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 9,800 kilometers of rail in Brazil, of which 8,000 kilometers are owned
Toll Roads
•Approximately 3,200 km of motorways in Brazil
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Funds from Operations (FFO)	$319	$199	$621	$391
Maintenance capital expenditures	(99)	(47)	(146)	(87)
Adjusted Funds from Operations (AFFO)	$220	$152	$475	$304

Adjusted EBITDA(1)	$425	$283	$826	$555
Adjusted EBITDA margin(2)	65%	58%	65%	57%
Growth capital expenditures	$89	$66	$163	$129
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Q2 2024 INTERIM REPORT 53

For the three-month period ended June 30, 2024, our transport segment generated Adjusted EBITDA and FFO of $425 million and $319 million compared to $283 million and $199 million for the same period in the prior year. Organic growth was at the high end of our target range driven by high inflationary tariff increases and consistent volumes across the segment. Current quarter results reflect the contribution from the acquisition of Triton, a global intermodal logistics operation, which occurred in the third quarter of 2023, and a full quarter contribution from an additional 10% interest in our Brazilian rail network.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023	2024	2023	2024	2023
Diversified Terminals	$219	$110	$438	$216	$162	$69	323	137
Rail	139	106	252	203	110	81	$199	$156
Toll Roads	67	67	136	136	47	49	99	98
Total	$425	$283	$826	$555	$319	$199	$621	$391
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2024, our diversified terminals operations reported Adjusted EBITDA of $219 million and FFO of $162 million compared to $110 million and $69 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary increases and consistent volumes over the prior year. Current year results reflect contribution from the acquisition of Triton, a global intermodal logistics operation, which occurred in the third quarter of 2023.
For the three-month period ended June 30, 2024, our rail business generated Adjusted EBITDA of $139 million and FFO of $110 million compared to $106 million and $81 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from inflationary tariff increases of 11%. Current year results reflect contribution from an additional 10% interest in our Brazilian rail network.
For the three-month period ended June 30, 2024, our toll roads contributed Adjusted EBITDA of $67 million and FFO of $47 million compared to $67 million and $49 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from an average inflationary tariff increase of 7% and a 5% increase in traffic volumes across the portfolio. FFO was impacted by higher interest costs at our Brazilian toll road operations. Prior year results included contribution from our Indian toll road operation, which was divested towards the end of the second quarter of 2023.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Capital backlog, start of period	$643	$714	$603
Impact of acquisitions	9	9	—
Additional capital project mandates	24	48	353
Less: capital expenditures	(89)	(163)	(276)
Foreign exchange and other	(30)	(51)	34
Capital backlog, end of period	557	557	714
Construction work in progress	505	505	445
Total capital to be commissioned	$1,062	$1,062	$1,159
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, enhancing and modernizing existing infrastructure at our terminals, and increasing and widening lanes on certain routes to support traffic growth. As of June 30, 2024, total capital to be commissioned was $1,062 million compared to $1,159 million as of December 31, 2023.

54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 80% of our midstream segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the United States
•Approximately 10,600 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in Canada
•17 natural gas and natural gas liquids processing plants, with approximately 5.7 billion cubic feet (“Bcf”) per day of gross processing capacity in Canada
•Approximately 570 Bcf of natural gas storage in the United States and Canada
•525,000 tonnes per year of polypropylene production capacity in Canada
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Funds from Operations (FFO)	$143	$161	$313	$359
Maintenance capital expenditures	(44)	(48)	(77)	(73)
Adjusted Funds from Operations (AFFO)	$99	$113	$236	$286

Adjusted EBITDA(1)	227	230	483	502
Adjusted EBITDA margin(2)	58%	54%	57%	56%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
For the three-month period ended June 30, 2024, our midstream operations generated Adjusted EBITDA and FFO of $227 million and $143 million compared to $230 million and $161 million in the prior year. Adjusted EBITDA and FFO benefited from higher contracted and market sensitive revenues across our midstream operations, while FFO was impacted by higher borrowing costs associated with funding capital projects and an upfinancing completed at our U.S. gas pipeline. Prior year results included a full quarter contribution from our U.S. gas pipeline which was partially divested towards the end of the second quarter of 2023.
Q2 2024 INTERIM REPORT 55

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Capital backlog, start of period	$241	$270	$217
Additional capital project mandates	57	74	174
Less: capital expenditures	(33)	(74)	(104)
Impact of acquisitions (asset sales)	—	—	(23)
Foreign exchange and other	(1)	(6)	6
Capital backlog, end of period	264	264	270
Construction work in progress	116	116	74
Total capital to be commissioned	$380	$380	$344
As of June 30, 2024, total capital to be commissioned was $380 million compared to $344 million as of December 31, 2023. The total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our North American midstream businesses.

56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud computing providers, and enterprise clients, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to over 25 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Over 95% of our Data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in Germany, Austria, France, the U.K., the United States and India. Within our data storage operations, we have approximately 2,200 large, blue-chip enterprise customers, predominantly in the U.S. that are diversified across multiple industries, and hyperscale customers who utilize our operations across the Americas, Europe and Asia Pacific.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 229,000 operational telecom sites in India, France, Germany, Austria and the U.K.
•Approximately 54,000 kilometers of fiber optic cable located in France, Australia, Brazil, and the United States
•Over 70 distributed antenna systems in the U.K.
•Over 1 million fiber-to-the-premise (“FTTP”) connections in France, Australia and the United States
•Two semiconductor manufacturing foundries in the United States
Data Storage
•Over 140 data centers, with approximately 840 megawatts of installed critical load capacity and an additional approximately 670 megawatts of contracted capacity
Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Funds from Operations (FFO)	$78	$72	$146	$142
Maintenance capital expenditures	(7)	(8)	(12)	(19)
Adjusted Funds from Operations (AFFO)	$71	$64	$134	$123

Adjusted EBITDA(1)	$139	$113	$269	$220
Adjusted EBITDA margin(2)	65%	65%	64%	63%
Growth capital expenditures	$374	$140	$602	$321
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Q2 2024 INTERIM REPORT 57

For the three-month period ended June 30, 2024, our data segment generated Adjusted EBITDA and FFO of $139 million and $78 million, respectively, versus $113 million and $72 million, respectively, in the prior year. Results benefited from additional points-of-presence at our tower and fiber operations and the commissioning of additional megawatts across our global data center platform. Current year results reflect the contribution from a North American retail colocation data center business acquired in the first quarter of 2024 and the acquisitions of hyperscale data center platforms in Europe and the United States in the third and fourth quarters of 2023, respectively, while prior year results include a full quarter contribution from our New Zealand integrated data distribution business divested in the second quarter of 2023.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023	2024	2023	2024	2023
Data Transmission & Distribution	$87	$102	$171	$196	$55	$66	$105	$129
Data Storage	52	11	98	24	23	6	41	13
Total	$139	$113	$269	$220	$78	$72	$146	$142
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2024, our data transmission and distribution operations generated Adjusted EBITDA of $87 million and FFO of $55 million, compared to $102 million and $66 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from additional points-of-presence across our portfolio, while results were impacted by lower rates on foreign exchange hedge contracts. Prior year results include a full quarter contribution from our New Zealand integrated data distribution business divested in the second quarter of 2023.
For the three-month period ended June 30, 2024, our data storage operations generated Adjusted EBITDA of $52 million and FFO of $23 million, compared to $11 million and $6 million, respectively, in the prior year. Results benefited from the acquisition of a North American retail colocation data center business in the first quarter of 2024, and the acquisitions of hyperscale data center platforms in Europe and the United States in the third and fourth quarters of 2023, respectively.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2024	For the six-month period ended June 30, 2024	For the 12-month period ended December 31, 2023
Capital backlog, start of period	$4,042	$4,104	$3,756
Impact of acquisitions	—	12	444
Additional capital project mandates	162	330	438
Less: capital expenditures	(374)	(602)	(824)
Foreign exchange and other	(16)	(30)	290
Capital backlog, end of period	3,814	3,814	4,104
Construction work in progress	1,465	1,465	1,000
Total capital to be commissioned	$5,279	$5,279	$5,104

As of June 30, 2024, total capital to be commissioned was $5.3 billion compared to $5.1 billion as of December 31, 2023. Capital to be commissioned includes projects such as our partnership with Intel to build two semiconductor foundries in United States, the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations and increasing the capacity of our data storage network. Capital to be commissioned increased compared to December 31, 2023 from the construction of new facilities across our global data center portfolio.
Recent Developments
In January 2024, we agreed to acquire a portfolio of telecom towers in India from American Tower’s operations in India (ATC India). The business consists of a portfolio of 78,000 telecom sites in a transaction valued at $2 billion. The acquisition is being pursued as a tuck-in to our existing Indian telecom tower portfolio and will create one of the largest tower platforms globally with over 253,000 towers combined. The total equity consideration is expected to be approximately $1 billion (BIP’s share - approximately $150 million) with closing expected in the second half of 2024, subject to regulatory approvals.
58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of our Corporate segment, at our partnership’s share:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Adjusted EBITDA(1)	$(92)	$(109)	$(189)	$(212)
Funds from Operations (FFO)	(112)	(104)	(227)	(218)
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended June 30, 2024, Adjusted EBITDA and FFO for our Corporate segment were losses of $92 million and $112 million, compared to $109 million and $104 million, respectively, in the prior year. Results of our Corporate segment are mainly driven by management fees. Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 10 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings (losses) from investments in associates attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a breakdown of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
Q2 2024 INTERIM REPORT 59

FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market gains or losses;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations;
•Our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Net income	$184	$773	$998	$916
Add back or deduct the following:
Depreciation and amortization expense	882	632	1,818	1,277
Share of earnings from investments in associates and joint ventures(1)	(95)	(273)	(136)	(376)
FFO contribution from investments in associates and joint ventures(1)	245	245	470	484
Deferred tax (recovery) expense	(51)	38	(201)	(5)
Mark-to-market losses (gains)	42	(87)	38	7
Other expenses (income)(2)	209	(215)	(100)	(52)
FFO attributable to non-controlling interests(3)	(808)	(561)	(1,664)	(1,145)
FFO	608	552	1,223	1,106
Maintenance capital expenditures	(168)	(130)	(271)	(224)
AFFO	$440	$422	$952	$882
1.FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates and joint ventures.
2.Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “FFO contribution from investments in associates and joint ventures” and “FFO attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and six-month period ended June 30, 2024, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization for the three-month period increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year as contributions from acquisitions and organic growth more than offset the impact of dispositions. FFO contribution from investments in associates and joint ventures decreased from the prior year mainly as a result of dispositions, partially offset by contributions from recently acquired businesses.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $168 million and $271 million for the three and six-month periods ended June 30, 2024 (2023: $130 million and $224 million).
Q2 2024 INTERIM REPORT 61

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Net income	$184	$773	$998	$916
Add back or deduct the following:
Depreciation and amortization expense	882	632	1,818	1,277
Interest expense	826	567	1,620	1,135
Share of earnings from investments in associates and joint ventures(1)	(95)	(273)	(136)	(376)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	358	352	694	694
Income tax expense	81	182	93	271
Mark-to-market losses (gains)	42	(87)	38	7
Other (income) expense	133	(295)	(265)	(200)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,405)	(998)	(2,848)	(2,009)
Adjusted EBITDA	$1,006	$853	$2,012	$1,715
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Adjusted EBITDA contributions from investments in associates and joint ventures” and “Adjusted EBITDA attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and six-month periods ended June 30, 2024, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization for the three and six-month periods increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year for the three-month and six-month periods and remained flat for the six-month period, mainly as a result of dispositions, partially offset by contributions from recently acquired businesses. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by the impact of dispositions.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2024	2023	2024	2023
Net income per limited partnership unit(1)	$(0.10)	$0.38	$—	$0.31
Add back or deduct the following:
Depreciation and amortization	0.52	0.45	1.06	0.90
Deferred taxes and other items(2)	0.35	(0.11)	0.49	0.23
Per unit FFO(3)	$0.77	$0.72	$1.55	$1.44
1.Average number of limited partnership units outstanding on a time weighted basis for the three and six-month periods ended June 30, 2024 was 461.5 million and 461.4 million, respectively (2023: 458.7 million and 458.5 million).
2.Refer to the reconciliation of net income to FFO above for a description of balances included within other.
3.Average units outstanding on a time weighted basis during the three and six-month periods ended June 30, 2024 was 792.1 million and 792.1 million (2023: 771.6 million and 771.5 million).
The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Partnership Capital	$30,109	$34,016
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(20,485)	(23,661)
Deficit	5,063	4,419
Accumulated other comprehensive income	(1,062)	(1,161)
Ownership changes and other	(587)	(581)
Invested Capital	$13,038	$13,032
Invested capital increased as a result of the issuance of $6 million of limited partnership units during the six-month period ended June 30, 2024.
The following table presents the change in Invested Capital during the three and six-month periods ended June 30, 2024 and 2023:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Opening balance	$13,035	$12,287	$13,032	$12,281
Issuance of limited partnership units	3	2	6	8
Ending balance	$13,038	$12,289	$13,038	$12,289
Weighted Average Invested Capital	$13,035	$12,287	$13,034	$12,284
We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our Invested Capital to determine how much capital we believe was returned in the current year.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and six-month periods ended June 30, 2024 were $440 million and $952, respectively (2023: $422 million and $882 million). Estimated returns of capital for the three and six-month periods ended June 30, 2024 were $30 million and $61 million, respectively (2023: $30 million and $60 million).
Our partnership has met its investment return objectives for the three and six-month periods ended June 30, 2024 with returns on Invested Capital of 13% and 14%, respectively (2023: 13% and 13%).
Q2 2024 INTERIM REPORT 63

Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-market losses (gains) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by the partnership apportioned to each of the above-noted items.
The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS:

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$124	$273	$20	$(64)	$(169)	$184

Add back or deduct the following:
Depreciation and amortization	214	271	188	209	—	882
Interest expense	257	149	151	198	71	826
Share of (earnings) losses from investments in associates and joint ventures(1)	(6)	(81)	(12)	(4)	8	(95)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	32	217	36	73	—	358
Income tax expense (recovery)	100	(22)	19	(27)	11	81
Mark-to-market (gains) losses	—	(4)	(13)	50	9	42
Other (income) expenses	27	75	32	21	(22)	133
Adjusted EBITDA attributable to non-controlling interests(2)	(441)	(453)	(194)	(317)	—	(1,405)
Adjusted EBITDA	$307	$425	$227	$139	$(92)	$1,006

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$234	$424	$139	$183	$(207)	$773

Add back or deduct the following:
Depreciation and amortization	197	138	187	110	—	632
Interest expense	207	86	116	109	49	567
Share of (earnings) losses from investments in associates and joint ventures(1)	(22)	(32)	(35)	(226)	42	(273)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	48	173	59	72	—	352
Income tax expense (recovery)	110	65	(4)	4	7	182
Mark-to-market losses (gains)	6	3	(115)	2	17	(87)
Other expenses (income)	16	(361)	30	37	(17)	(295)
Adjusted EBITDA attributable to non-controlling interests(2)	(460)	(213)	(147)	(178)	—	(998)
Adjusted EBITDA	$336	$283	$230	$113	$(109)	$853

64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate		Total
Consolidated segment net income (loss)	$333	$460	$65	$464	$(324)		$998

Add back or deduct the following:
Depreciation and amortization	431	543	428	416	—		1,818
Interest expense	499	287	300	397	137		1,620
Share of (earnings) losses from investments in associates and joint ventures(1)	(8)	(129)	(33)	12	22		(136)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	64	407	82	141	—		694
Income tax expense (recovery)	218	(5)	5	(149)	24		93
Mark-to-market losses (gains)	11	(4)	2	55	(26)		38
Other (income) expenses	23	144	49	(459)	(22)		(265)
Adjusted EBITDA attributable to non-controlling interests(2)	(948)	(877)	(415)	(608)	—		(2,848)
Adjusted EBITDA	$623	$826	$483	$269	$(189)	$—	$2,012

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$465	$540	$171	$147	$(407)	$916

Add back or deduct the following:
Depreciation and amortization	404	275	376	222	—	1,277
Interest expense	399	170	251	220	95	1,135
Share of (earnings) losses from investments in associates and joint ventures(1)	(24)	(101)	(65)	(233)	47	(376)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	92	339	125	138	—	694
Income tax expense (recovery)	208	55	(27)	9	26	271
Mark-to-market (gains) losses	(9)	—	(61)	17	60	7
Other expenses (income)	80	(327)	33	47	(33)	(200)
Adjusted EBITDA attributable to non-controlling interests(2)	(965)	(396)	(301)	(347)	—	(2,009)
Adjusted EBITDA	$650	$555	$502	$220	$(212)	$1,715
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
Q2 2024 INTERIM REPORT 65

CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at June 30, 2024 and December 31, 2023.
Our group-wide liquidity at June 30, 2024, consisted of the following:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Corporate cash and financial assets	$487	$812
Committed corporate credit facility	2,225	2,175
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility	(865)	(222)
Commitments under corporate credit facility	(8)	(8)
Commercial paper	(986)	(989)
Partnership’s share of cash retained in businesses	1,693	984
Partnership’s share of availability under subsidiary credit facilities	1,459	1,459
Group-wide liquidity	$5,005	$5,211
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $5.0 billion, a decrease over our liquidity position as at December 31, 2023, primarily due to higher draws under our corporate credit facility.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of June 30, 2024, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended June 30
US$ MILLIONS	Average Term (years)	2025	2026	2027	2028	2029	Beyond	Total
Corporate borrowings(1)	15	$—	$—	$329	$512	$512	$1,907	$3,260
Non-recourse borrowings	7	2,861	6,544	4,706	5,697	5,696	20,086	45,590
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Consolidated debt	$49,759	$45,815
Add: partnership’s share of debt of investments in associates:
Utilities	672	697
Transport	3,818	3,638
Midstream	471	471
Data	4,078	2,997
Less: borrowings attributable to non-controlling interest	(28,375)	(25,536)
Premium on debt, cross currency swaps and other	320	394
Debt attributable to the partnership	$30,743	$28,476
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnership’s share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	June 30, 2024	December 31, 2023
Debt attributable to the partnership
Utilities	$5,890	$5,558
Transport	7,827	7,630
Midstream	5,899	6,137
Data	6,043	4,240
Corporate	5,084	4,911
Total debt attributable to the partnership	$30,743	$28,476
Partnership’s share of cash retained in businesses(1)
Utilities	$232	$261
Transport	563	424
Midstream	34	144
Data	864	155
Corporate(2)	487	812
Total partnership’s share of cash retained in businesses	$2,180	$1,796
Net debt
Utilities	$5,658	$5,297
Transport	7,264	7,206
Midstream	5,865	5,993
Data	5,179	4,085
Corporate	4,597	4,099
Total net debt	$28,563	$26,680
1.The partnership’s share of cash retained in the businesses includes $1,351 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $497 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
2.The partnership’s share of cash retained in corporate includes corporate financial assets.

Q2 2024 INTERIM REPORT 67

As of June 30, 2024, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2024	2025	2026	2027	2028	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	15	$—	$—	$—	$329	$512	$2,419	$3,260
Total recourse borrowings	15	—	—	—	329	512	2,419	3,260
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	10	24	275	338	243	501	2,625	4,006
Regulated Transmission	8	17	115	121	252	144	1,235	1,884
	9	41	390	459	495	645	3,860	5,890

Transport
Diversified Terminals	6	179	183	689	1,065	274	2,355	4,745
Rail	5	153	227	226	21	299	996	1,922
Toll Roads	8	18	91	125	164	143	619	1,160
	6	350	501	1,040	1,250	716	3,970	7,827

Midstream(3)	6	9	140	520	1,482	472	3,276	5,899

Data
Data Transmission & Distribution	7	37	73	231	147	468	3,140	4,096
Data Storage	4	—	15	428	684	569	251	1,947
	6	37	88	659	831	1,037	3,391	6,043

Total non-recourse borrowings(2),(4)	7	437	1,119	2,678	4,058	2,870	14,497	25,659
Total borrowings(5)	8	$437	$1,119	$2,678	$4,387	$3,382	$16,916	$28,919
Percentage of total borrowings		2%	4%	9%	15%	12%	58%	100%
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at our Canadian diversified midstream operations are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of June 30, 2024, no debt attributable to the partnership was in breach of asset-level financial covenants.
5.As of June 30, 2024, approximately 40% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 19% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 14% of our total borrowings, inclusive of the impact of interest rate swaps.

Debt attributable to the partnership has an average term of seven years. Our partnership’s share of net debt-to-capitalization ratio, defined as our partnership’s share of net debt divided by the sum of our partnership’s share of net debt and invested capital, as of June 30, 2024 was 69%. The weighted average cash interest rate is 5.9% for the overall business (June 30, 2023: 5.8%), in which our utilities, transport, midstream, data, and corporate segments were 6.4%, 5.8%, 5.7%, 6.2% and 5.4%, respectively (June 30, 2023: 6.1%, 6.8%, 5.5%, 5.5% and 5.0%).
We define “debt attributable to the partnership,” which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalent as reported under IFRS, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Weighted average Invested Capital for the three and six-month periods ended June 30, 2024 was $13,035 million and $13,034 million, respectively. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
Q2 2024 INTERIM REPORT 69

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at June 30, 2024:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$3,729	$43	$10	$220	$4,002
Corporate borrowings(1)	986	—	1,706	2,419	5,111
Non-recourse borrowings(1)	2,861	6,544	16,099	20,085	45,589
Financial liabilities	311	87	224	2,141	2,763
Lease liabilities	533	501	1,316	2,824	5,174
Interest expense:
Corporate borrowings(2)	181	181	414	1,689	2,465
Non-recourse borrowings	2,922	2,819	6,047	5,506	17,294
1.Borrowings excludes deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
2.Interest expense on corporate borrowings include undiscounted interest obligations on $250 million and $158 million of subordinated notes maturing May 24, 2081 and May 31, 2084 with a coupon of 5.0% and 7.3% per annum, respectively.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $348 million per year based on the June 30, 2024 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of June 30, 2024. The adjusted equity investment balances reflect the book value of our assets as of June 30, 2024 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	GBP	EUR	AUD	BRL	CAD(2)	INR	Other
Gross Equity Investments – US$	$4,755	$2,339	$1,853	$1,661	$1,051	$863	$300	$272
Corporate Items – US$(3)	(3,398)	—	—	—	—	—	—	—
Equity Investment – US$	1,357	2,339	1,853	1,661	1,051	863	300	272
FX contracts – US$	5,819	(1,263)	(1,853)	(1,176)	(324)	(863)	(300)	(40)
Net unhedged	$7,176	$1,076	$—	$485	$727	$—	$—	$232
% of equity investment hedged	N/A	54%	100%	71%	31%	100%	100%	15%
1.USD net equity investment excludes $389 million of preferred units and $293 million of perpetual subordinated notes.
2.CAD net equity investment excludes $601 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At June 30, 2024, 74% of our net equity investment is U.S. dollar functional. For the three-month period ended June 30, 2024, we recorded gains in comprehensive income of $22 million (June 30, 2023: losses of $80 million) related to foreign exchange contracts.
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has approximately $2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO to fund the equity component of recurring growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Net income attributable to the partnership(1)	$8	$378	$178	$401
Funds from Operations (FFO)	608	552	1,223	1,106
Adjusted Funds from Operations (AFFO)	440	422	952	882
Distributions(2)	411	377	822	753
FFO payout ratio(3)	68%	68%	67%	68%
AFFO payout ratio(4)	93%	89%	86%	85%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares.
2.Includes partnership distributions, partnership preferred distributions, and perpetual subordinated note distributions.
3.FFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by FFO.
4.AFFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by AFFO.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i) The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii) The partnership’s group-wide liquidity and its ability to fund committed capital investments.
Q2 2024 INTERIM REPORT 71

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of debt securities issued by Brookfield Infrastructure Finance ULC (“Alberta Finco”) and BIP Bermuda Holdings I Limited (“Bermuda Holdco”), which are fully and unconditionally guaranteed, on a subordinated basis, by our partnership. In addition, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation (“US Holdco”) and BIPC Holdings Inc. (“BIPC Holdings”) (collectively, together with our partnership, “Guarantor Group A” or the “Group A Guarantors”) have also guaranteed the payment of principal, premium (if any), interest and certain other amounts under certain series of senior or subordinated debt securities issued by Alberta Finco (including the 2021 Alberta Finco Notes (as described below)) or and Bermuda Holdco (including the Perpetual Subordinated Notes (as defined below)), as applicable. Separately, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Can Holdco, Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings (collectively, together with our partnership, “Guarantor Group B” or the “Group B Guarantors”) have guaranteed, and may in the future guarantee, the payment of principal, premium (if any), interest and certain other amounts under certain other senior or subordinated debt securities issued from time to time by Alberta Finco (including the 2024 Alberta Finco Notes (as described below)) or and Bermuda Holdco, as applicable.
Fincos and Guarantor Group A
The following tables present summarized financial information for the following:
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantor Group A (including our partnership).
For purposes of the immediately tables below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the six-month period ended June 30, 2024 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	521	521	—
Net income	384	517	(133)
For the twelve-month period ended December 31, 2023
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	2,275	2,275	—
Net income	1,966	2,266	(300)
1.Total revenues of our Partnership and its controlled subsidiaries were $10,325 million and $17,931 million for the six-month period ended June 30, 2024 and year ended December 31, 2023, respectively.
2.Other income includes dividend and interest income.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Statement of Financial Position
As of June 30, 2024 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$1,851	$1,851	$—
Total assets(1)	3,821	3,821	—
Current liabilities	7,792	7,721	71
Total liabilities	7,989	7,898	91

As of December 31, 2023
Current assets	$598	$598	$—
Total assets(1)	2,992	2,992	—
Current liabilities	6,304	6,224	80
Total liabilities	6,635	6,535	100
1.Total assets of our partnership and its controlled subsidiaries were $100,892 million and $100,784 million as of June 30, 2024 and December 31, 2023, respectively.
Fincos and Guarantor Group B
The following tables present summarized financial information for the following:
•the Fincos; and
•the Guarantor Group B (including our partnership).
For purposes of the immediately tables below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the six-month period ended June 30, 2024 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	421	421	—
Net income	305	418	(113)
For the twelve-month period ended December 31, 2023
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,751	1,751	—
Net income	1,489	1,744	(255)
1.Total revenues of our Partnership and its controlled subsidiaries were $10,325 million and $17,931 million for the six-month period ended June 30, 2024 and year ended December 31, 2023, respectively.
2.Other income includes dividend and interest income.
Q2 2024 INTERIM REPORT 73

	Statement of Financial Position
As of June 30, 2024 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,072	$2,072	$—
Total assets(1)	4,213	4,213	—
Current liabilities	7,666	7,605	61
Total liabilities	7,877	7,801	76

As of December 31, 2023
Current assets	$609	$609	$—
Total assets(1)	3,593	3,593	—
Current liabilities	6,524	6,455	69
Total liabilities	6,696	6,612	84
1.Total assets of our partnership and its controlled subsidiaries were $100,892 million and $100,784 million as of June 30, 2024 and December 31, 2023, respectively.
Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “2021 Alberta Finco Notes”), which will mature on May 24, 2081. The 2021 Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Group A Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The 2021 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The 2021 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the 2021 Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The 2021 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Alberta Finco). The 2021 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
In May 2024, Alberta Finco issued $150 million of Subordinated Notes due 2084 at a fixed rate of 7.250% per annum (the “2024 Alberta Finco Notes”), which will mature on May 31, 2084. In June 2024, Alberta Finco issued an additional $8 million of the 2024 Alberta Finco Notes. The 2024 Alberta Finco Notes were issued pursuant to the second supplemental indenture, dated as of May 31, 2024, to the Alberta Finco Indenture. The 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 31, 2029. The 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 16, upon the occurrence of certain bankruptcy-related events.
74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Group A Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Series 7 Preferred Units on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Bermuda Holdco).
Q2 2024 INTERIM REPORT 75

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the following two categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations;
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Growth capital expenditures by segment
Utilities	$124	$139	$229	$273
Transport	89	66	163	129
Midstream	33	29	74	54
Data	374	140	602	321
	$620	$374	$1,068	$777
Growth capital expenditures for the three-month period ended June 30, 2024 were $620 million, compared to $374 million during the same period in 2023. Growth capital expenditures increased primarily in our data segment from construction progress at our semiconductor manufacturing foundries in the United States, and from the acquisition of hyperscale data center platforms primarily in Europe and the United States.
76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Low	High	2024	2023	2024	2023
Maintenance capital expenditures by segment
Utilities	$80	$95	$18	$27	$36	$45
Transport	280	300	99	47	146	87
Midstream	135	150	44	48	77	73
Data	30	40	7	8	12	19
	$525	$585	$168	$130	$271	$224
Maintenance capital expenditures for the three-month period ended June 30, 2024 were $168 million, a $38 million increase from the same period in 2023. Following the closing of new investments and asset sales, we estimate annual maintenance capital expenditures to be $80-95 million, $280-300 million, $135-150 million, and $30-40 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $525-585 million. Maintenance capital expenditures increased at our transport segment from the timing of fleet replacement at our global intermodal logistics operation. As of June 30, 2024, our maintenance capital expenditures were within our estimated range. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25% over the last three years.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Q2 2024 INTERIM REPORT 77

Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our toll road businesses. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads could last up to 100 years, however concession periods can range between 20-40 years).
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three-month period ended June 30, 2024 and June 30, 2023:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Return of capital(1)	$(30)	$(30)	$(61)	$(60)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we recently did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sale resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2024	2023	2024	2023
Cash from operating activities(1)	$1,057	$970	$1,898	$1,487
Cash (used by) from investing activities	(1,187)	760	(3,346)	(5,693)
Cash (used by) from financing activities	(76)	(1,915)	981	4,222
1.Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential infrastructure operation. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Three-month period ended June 30, 2024 and 2023
Cash from operating activities
Cash from operating activities totaled $1.1 billion for the three-month period ended June 30, 2024, an increase from the same period in 2023, as a result of contributions from recent acquisitions and organic growth across our segments.
Cash (used by) from investing activities
Cash used by investing activities totaled $1.2 billion for the three-month period ended June 30, 2024, as compared to cash from investing activities of $0.8 billion from the same period in 2023. The current period includes the impacts of net capital invested in long-lived and financial assets of approximately $0.8 billion and the follow-on acquisition of a Brazilian rail and port logistics business for approximately $0.4 billion. The prior period included approximately $1.3 billion of proceeds from recent dispositions, partially offset by $0.5 billion of net capital invested in long-lived and financial assets.
Cash (used by) from financing activities
Cash used by financing activities totaled $0.1 billion for the three-month period ended June 30, 2024, as compared to $1.9 billion from the same period in 2023. The current period included net proceeds from borrowings of $1.6 billion, which were partially offset by net capital provided to non-controlling interests, principally as returns of capital, of $1.1 billion, distribution to unitholders of $0.4 billion and other financing activities of $0.2 billion. The prior period included net capital provided to non-controlling interests of $0.8 billion, distributions to unitholders of $0.4 billion and other financing activities of $0.8 billion, which were partially offset by net proceeds from borrowings of $0.1 billion.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	June 30, 2024	December 31, 2023
Redeemable Partnership Units, held by Brookfield	190,299,956	190,299,956
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	461,658,884	461,343,972
Total	654,359,471	654,044,559
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1218 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.1320 per unit/share.
To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares exceed $0.1320 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and six-month periods ended June 30, 2024, an incentive distribution of $74 million and $148 million respectively, was paid to the special general partner (2023: $66 million and $132 million).
Q2 2024 INTERIM REPORT 79

ENTERPRISE VALUE
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents Enterprise Value as of June 30, 2024 and December 31, 2023:

	As of
	June 30, 2024			December 31, 2023
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	136.8	655.4	792.2	792.0
Price(3)	$33.66	$27.44	$—	$—
Market capitalization	4,605	17,984	22,589	25,458
Preferred units, preferred shares, and perpetual subordinated notes(4)	—	1,283	1,283	1,283
Net debt(5)	5,166	23,397	28,563	26,680
Enterprise value	$9,771	$42,664	$52,435	$53,421
1.Includes BIPC exchangeable shares and BIPC Exchangeable LP Units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP Units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $918 million of preferred units, $72 million of preferred shares, and $293 million of perpetual subordinated notes.
5.Please see “Capital Resources and Liquidity” above for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million were incurred during the three and six-month periods ended June 30, 2024 (2023: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $89 million and $183 million, respectively, for the three and six-month periods ended June 30, 2024 (2023: $106 million and $206 million). As of June 30, 2024, $87 million was outstanding as payable to the Service Providers (December 31, 2023: $97 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of June 30, 2024, Brookfield Infrastructure had a loan payable of approximately $25 million to a subsidiary of Brookfield (December 31, 2023: $35 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at June 30, 2024, our net deposit from Brookfield was $nil (December 31, 2023: $nil) and Brookfield Infrastructure incurred interest expense of $nil for the three and six-month period ended June 30, 2024 (2023: $nil). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2024, there were no borrowings outstanding (December 31, 2023: $nil).
80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As at June 30, 2024, Brookfield Infrastructure had approximately $140 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2023: $110 million) and approximately $165 million of net payables to subsidiaries of Brookfield (December 31, 2023: $300 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2024, revenues of approximately $2 million and $5 million were generated (2023: approximately $7 million and $9 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the three and six-month periods ended June 30, 2024, expenses of $32 million and $65 million, respectively, were incurred (2023: $34 million and $69 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at June 30, 2024 (December 31, 2023: $12 million) with a subsidiary of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. For the three and six-month periods ended June 30, 2024, interest expense of $8 million and $16 million were incurred (2023: $9 million for both periods).
On August 31, 2023, the partnership sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in other income (expense) on the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statements of Operating Results.
In 2016, Brookfield Infrastructure, alongside institutional investors, acquired a controlling interest in our Peruvian toll road operations, a portfolio of urban toll roads in the capital city of Lima. The portfolio of toll roads is owned and operated through long-term concession agreements that have strong contractual protections including a dispute resolution mechanism requiring arbitration in the U.S. and under the supervision of the U.S. courts. Over the past several years, our Peruvian toll road operations have faced challenges in owning and operating its concession agreement, mostly due to governmental actions and omissions, which have resulted in multiple litigation and arbitration proceedings, some of which are still underway. Our partnership expects to recover a return of and on our capital in compensation through the settlement of these legal proceedings. As a result, on June 10, 2024, the partnership terminated its voting agreement over its Peruvian toll road operations, maintaining all control by Brookfield. On deconsolidation, the partnership assessed the fair value of the Peruvian toll road operations and concluded that its recoverable amount was higher than its carrying amount. On deconsolidation, the partnership’s interest in its Peruvian toll road operation has been recognized as a financial asset.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2024, letters of credit issued on behalf of our subsidiaries amounted to $8 million (December 31, 2023: $8 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Q2 2024 INTERIM REPORT 81

Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, Property, Plant and Equipment in our December 31, 2023 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2023. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at Cyxtera Technologies Inc., for which control was acquired on January 12, 2024. The financial statements of this entity constitute approximately 3.6% of total assets, 0% of partnership capital (as the acquisition was entirely debt funded), 3.4% of revenue, and less than 1.0% of net income of the consolidated financial statements of our partnership as of and for the six-month period ended June 30, 2024.
82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the U.S., including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Q2 2024 INTERIM REPORT 83